7ll.

04030079

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sage Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 4941 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/13/04

AR/S
12-31-03

an exciting journey has begun

SAGE

SAGE GROUP LIMITED ANNUAL REPORT **2003**

an exciting journey has begun

Contents

page 1&2	Group profile
page 3	Group ownership and structure
page 4	Salient features
page 5	Directorate and board committees
page 6	Non-executive directors
page 8	Executive directors and senior management
page 11	Chairman's report
page 15	Group review
page 36	Corporate governance
page 43	Sustainability report
page 47	**Annual financial statements – index**
page 48	**Group annual financial statements**
page 90	Group share analysis
page 91	Financial reviews
page 92	**Sage Life financial statements**
page 103	**Notice of annual general meeting**
page 105	**Form of proxy**

Sage is a South African life insurance, investment and unit trust organisation. The Group manages life insurance assets of approximately R8,2 billion, and unit trust assets of some R5,9 billion, of which third party unit trust managed assets account for R2,4 billion. Sage is listed on the JSE Securities Exchange, South Africa, ("the JSE") and currently has a market capitalisation, excluding treasury stock, of approximately R650 million. The Group is one of South Africa's mid-tier assurance companies, ranked sixth in terms of total assets among its listed peers. Sage focuses predominantly on the middle and upper income market. The Group's roots extend back to 1965 with the launch of South Africa's first unit trust. Since 1969, Group activities have been listed on the JSE.

group profile







Sage Group holds 100% of Sage Life, which, in turn, holds 100% of Sage Unit Trusts. Following the disposal of its international operations, Sage is strategically focused on its core South African businesses.

Sage operates in both the retail and employee benefits markets. The retail businesses, covering both individual life assurance and unit trusts, are integrated within a single operating environment and embrace the full spectrum of individual life, endowment and retirement plans, and equity and fixed interest investments. Sage Unit Trusts has fourteen funds currently under management. The retail focus is on the middle income and high income mass affluent segments of the South African market, comprising those earning between R80 000 and R400 000 per annum. At 31 December 2003, Sage Life had approximately 246 000 retail clients, of whom 38 000 were unit trust only clients.

Group profile

continued

The employee benefit operation offers a full range of administration, investment and risk benefit services to small and medium sized enterprises. The employee benefits division administers approximately 1 500 risk and retirement schemes, covering more than 250 000 individual employees.

The Group offers a comprehensive range of products for both the retail and employee benefit (corporate) markets. It has a proud history of product and service innovation, having pioneered the unit trust industry in South Africa in 1965, and led the market with a number of product innovations over the years.



The Group had a total staff complement of 1 310 at 31 December 2003, of which 681 were sales staff. Some 68% of the entire staff was of the "designated groups" as per the Employment Equity Act.

Both the retail and employee benefit businesses operate a multi-channel distribution strategy, reaching clients via both tied sales people and independent brokers. The retail business has some 500 tied agents who operate from fifteen centres nationally. It also sources business from some 1 500 independent brokers, serviced by a broker sales team of 147 people.

The Group operates a number of key outsourcing arrangements including a medium term information technology outsourcing arrangement with EDS, a strategic development partnership with Sungard relating to the development of a new operating platform for collective schemes administration, including life assurance contracts, and the outsourcing of asset management for its policyholder and unit trust investment portfolios.

Group ownership and structure


ABSA Group Limited
Mines Pension Funds
Remgro Limited
AVASA Consortium
Other
21,3%
16,6%
21,6%
19,9%
20,6%
*
SAGE GROUP LIMITED
100%
SAGE LIFE LIMITED
100%
100%
100%
Sage International Finance Limited
Employee Benefits
Individual Life
Sage Unit Trusts Limited
Sage Specialised Insurances (Pty) Limited
Equity linked notes
Group risk, investments and retirement funds
Risk, savings and investments
Fourteen Unit Trusts
Specialised short-term insurance
$48,3m outstanding (nominal)
Policyholder assets R1,7b Premium income R318m
Policyholder assets R5,5b Premium income R1,1b
Total assets R5,9b
Premium income R8,1m

*In addition to the major shareholder groups, there are approximately 4 450 shareholders in Sage Group

Salient features

		12 months 31 December 2003	9 months 31 December 2002
Total earnings/(loss)	Rm	**74,6**	(239,5)
Total earnings/(loss) per share	cents	**28,7**	(159,8)
Headline earnings/(loss)	Rm	**61,2**	(48,0)
Headline earnings/(loss) per share[1]	cents	**23,5**	(32,0)
Average number of shares in issue (excluding treasury shares)	million	**260,0**	149,8
Sage Life embedded value	Rm	**1 341,9**	1 331,8
Group embedded value	Rm	**804,4**	573,9
Group embedded value per share	cents	**222**	370
Total number of shares in issue (excluding treasury shares)	million	**362,3**	154,9
Financing activities at Group level[2]	Rm	**(54,9)**	125,0
Debt at Group level	Rm	**500,4**	757,2
SA activities			
– Total assets under management	Rm	**10 566,5**	9 975,4
– New business volumes[3]	Rm	**1 338,7**	1 823,5
– Life new business APE[4]	Rm	**329,3**	336,2
– Life new business embedded value	Rm	**16,7**	40,3
– Net fund flows	Rm	**(129,9)**	113,6
Financial ratios			
– Life new business embedded value margin[5]	%	**7,7**	15,7
– CAR – Sage Life	times	**2,15**	1,53
– Interest cover[6]	times	**3,2**	(2,1)

1 *Total earnings for the year ended 31 December 2003 include the impact of AC133.*
2 *Financing costs at Group level include the fair value adjustment in terms of AC133 and foreign exchange adjustments relating to the ELNs.*
3 *New business volumes: total life new business plus external unit trust sales.*
4 *APE: Annual premium equivalent and is equal to new recurring premiums (including automatic increase premiums) plus 10% of single premiums.*
5 *Life new business embedded value margin: calculated using APE excluding automatic increase premiums.*
6 *Interest cover: total earnings before tax and financing costs at Sage Group level, divided by financing costs (excluding fair value and foreign exchange adjustments) at Sage Group level.*

Directorate and board committees

Directors – Sage Group Limited

Dr Danie Cronjé	Chairman – Non-executive
Garth Griffin	Group chief executive
Dr Mandla Adonisi	Independent non-executive
Janssen Davies	Chief executive SA Operations
Dr Bruce Ilsley	Independent non-executive
Leon Kaplan	Group financial director
Brian Myerson	Non-executive
Louis Shill	Non-executive
Julian Treger	Non-executive
Alan van Biljon	Independent non-executive
Louw van Wyk	Independent non-executive
Theo van Wyk	Non-executive
Eric Visser	Non-executive

Board Committees

Nominations and corporate governance committee

Dr DC Cronjé
BA Myerson
T van Wyk

Audit committee

AF van Biljon (Chairman)
Dr BM Ilsley (ex-officio)
HL Shill
CL van Wyk
T van Wyk

Human resources committee

T van Wyk (Chairman)
Dr MP Adonisi
Dr DC Cronjé
JA Treger
CL van Wyk

Risk management committee

Dr BM Ilsley (Chairman)
JPSV Davies
G Griffin
JE Henderson
L Kaplan
AF van Biljon

Sage Life actuarial review committee

CL van Wyk (Chairman)
Dr DC Cronjé
G Griffin
AF van Biljon

Non-executive directors



Dr Danie Cronjé (57)
BCom(Hons) MCom, DCom, appointed 1991, chairman, ABSA Group Limited

Dr Madla Adonisi (52)
(Dip:Theol) BA (Hons), MA M(Management), DBA, appointed 1994, consultant and senior lecturer at the Gordon Institute of Business Science

Dr Bruce Ilsley (66)
BSc (Chem Eng) Phd CFP, appointed 1985, former Sage Group chief executive



Brian Meyerson (45)
BCom, LLB, Witwatersrand, appointed 2003, joint chairman, Avasa Holdings Limited (British)

Julian Treger (41)
BA (Magna Cum Laude), MBA (Hons) appointed 2003, joint chairman Avasa Holdings Limited (British)



Louis Shill (73)
BCom, CA(SA), SEP Stanford, founder and former chairman, Sage Group

Alan van Biljon (56)
BCom, CA(SA), MBA(UCT), appointed 2003, consultant and director of companies, former chief financial officer, Standard Bank Group Limited

Louw van Wyk (62)
FFA, appointed 1993, chairman ABSA Offshore and Stonehage

Theo van Wyk (55)
BCom LLB LLM, appointed 1991, executive director Remgro Limited

Eric Visser (51)
BCom (Hons), appointed 2003, chief executive officer, Mines Pension Funds.

"We have much to live up to, but face the future with strength and confidence that we can translate our strategic vision into a new Sage that will build long-term value for all our stakeholders."

Executive directors and senior management



Garth Griffin
Group chief executive chairman
Sage Life and Sage Unit Trusts

Janssen Davies
Chief executive (SA operations)
Sage Life and Sage Unit Trusts

Garth Griffin (54)

BSc (Natal), Fellow of the Institute of Actuaries

Group chief executive as from April 2003. Non-executive director of ABSA Group. Previously consulted to a number of financial services groups and served on the boards of Swiss Re (SA) and Citadel Investments. Serves on the Council of the University of Cape Town and chairs the University finance committee. Was managing director of Old Mutual until 1999, having worked with the Old Mutual Group for almost 30 years in a wide variety of positions.

Janssen Davies (54)

SEP (Stanford)

Chief executive, SA operations (Sage Life and Sage Unit Trusts). 34 years' service with the Group in various capacities. Appointed managing director of Sage Life in 1997 and chief executive of SA operations in 1999. Serves on the advisory board of the Wits Business School and on the Board of the Life Offices' Association. Founding member of the committee of the Long-Term Insurance Ombudsman.

Leon Kaplan (53)

BCom (Wits), CA (SA)

Group financial director, responsible for the various financial management and reporting activities at Group level including group risk, treasury and tax management. Joined the Group in February 1995 and has also served in various finance and investment positions within the operations. Was previously managing director of Ketter Granite, a listed granite operation. Served as a partner of Kessel Feinstein (now Grant Thornton) for 11 years with wide-ranging responsibilities. Member of SAICA's Long-Term Insurance Project Group.



Leon Kaplan
Group financial director

John Henderson
Executive director
SA operations
Statutory actuary

Tony Singleton
Executive director
SA operations
Operations and IT

Marli Venter
Executive director
SA operations
Employee benefits

Kobus Vlok
Executive director
SA operations
Distribution

John Henderson (56)

BSc (Hons) (Wits), Fellow of the Institute of Actuaries, Associate of the Society of Actuaries.Executive director, SA operations and statutory actuary for Sage Life. Joined Sage Life in 1977 and worked in a variety of positions including marketing service, claims, policyholder servicing and actuarial. Prior to joining Sage Life, worked in the actuarial department of Prudential Assurance for South Africa for six years. Is a member of the Life Assurance and FSB Liaison sub-committees of the Actuarial Society of South Africa.

Tony Singleton (48)

EDP (Wits), AIBS, ACIBM

Executive director, SA operations responsible for the administration, IT and corporate services of the business. Has 19 years' service with Sage.

Marli Venter (37)

BSc (Hons) (RAU), BCom (Hons) (UCT), Fellow of the Faculty of Actuaries, Certified Financial Planner, Executive director, SA operations, responsible for the employee benefits division within Sage Life. Joined Sage Life in 1995 and worked in a variety of positions including actuarial and product management for both EB and individual products. Worked at Metropolitan in the employee benefits actuarial area for five years prior to joining Sage. Teaches the SA Retirements Funds course at Wits University.

Kobus Vlok (44)

BCom, MBL, Certified Financial Planner

Executive director, SA operations, responsible for distribution which includes agency, broker and SUT sales. Joined Sage in 1987 and worked a variety of capacities in human resources and sales management. Worked at Standard Bank for six years prior to joining Sage.



"After a thorough review of the strategic options available to the Group, the board decided that its future lay in comprehensively embracing transformation at all levels of the Group's operations and focusing its business operations into discrete and carefully defined market segments."

Danie Cronjé Chairman

Chairman's report

The year under review was one of challenge and progress, and the Group is today better structured and more strongly capitalised than it was 12 months ago. It was a period that saw the closure of the international business and the recapitalisation of the Group in the initial stages, the development of a clear view as to the preferred future of the Group once a restructured executive team and board was in place, and a stabilisation of the operations in the latter part of the year. We can look back on the year with a sense of achievement and forward to the future with confidence.

RESULTS

The results set out in this report attest to both the difficulty of the past year as well as the progress made with operational issues. Attributable earnings of R74,6 million (2002: R239,5 million loss) were ahead of expectations, increasing shareholders net interest in the Group to R123,9 million. Headline earnings rose to R61,2 million (2002: R48,0 million loss). Buoyed by the strong equity markets of the second half of the year, the operating divisions posted improved results for the second half of the year. However, the results are still not what we would like to see; new business, although up in the second 6 months, is still below our longer-term expectations, while the level of terminations by clients was also disappointing. Both were affected by the uncertainty surrounding the Group at the beginning of the year and, in turn, impacted significantly on the 2003 operating results. Steps have been taken to address the understandable concerns of clients and potential clients and to convince intermediaries, who carry so much responsibility for the advice given to clients, of the stability within the Sage Group of companies. This was not easy to achieve during 2003, but relationships remain strong and we look forward to further progress in 2004.

The stability of Sage Life had always been of primary concern to the directors, and it is gratifying to see the improvement in its capital adequacy ratio, at 2,15 (2002: 1,53) to levels in line with industry norms, without the need for a capital injection from the Group. It had been the board's view that the inherent effectiveness of the Sage Life operations was such that it was unlikely to require additional capital from the Group, and this view has been validated, even allowing for the full effect of the new Financial Service Board ("FSB") regulations on the valuation of life company subsidiaries.

The Group's balance sheet reflects the result of the recapitalisation of the Group completed by mid-June, which raised R350 million before expenses. This expression of confidence by the shareholders, together with the plans in place, achieves a degree of stability that we feel should remove any remaining questions about the financial stability of the Group. The Equity Linked Notes, raised to fund the Group's international operations, remain the major Group obligation, but have been reduced, by $16,7 million to $48,3 million of outstanding nominal value, through repurchase activities.

GROUP STRATEGY

A key requisite for the development of the future strategy within the Group was the cessation of the international activities and the restructuring of the Group's balance sheet. The Bermudan based business was sold in April and the US business in September, both effectively from 1 January 2003. All remaining expenses were fully provided for in the Group's accounts for 2002. These provisions turned out to be more than adequate and we have been able to release the bulk of the remaining provision in 2003. The international operations are now in our past.

After a thorough review of the strategic options available to the Group, the board decided that its future lay in comprehensively embracing transformation at all levels of the Group's operations and focusing its business operations into discrete and carefully defined market segments. It would also seek to capitalise on any opportunities that may present themselves for developing into related areas of activities in the financial services industry. This process is now underway and we look forward to an exciting future as it unfolds within the Group.

INDUSTRY ENVIRONMENT

The industry and market environment within which the Sage Group operates has not been overly supportive over the past few years. The general level of savings – the natural source of inflows – has wilted in the face of the onslaught of alternatives such as cell-phone usage, lottery participation and others, in spite of welcome relief in the form of lower personal tax rates. For a business with a primary base in equity products, the Group has also battled, as have its peers, against the attractions of high nominal and real interest rates. That cycle may have turned, and the modest equity valuations, in spite of the more recent gains, may provide the basis for at least a cyclical return of the equity based product. Indeed, the returns over the next few years may remind investors and savers of the attractiveness of equity based products, provided one is prepared to take a longer term view.

Another difficulty with which both Sage and its peers have had to contend is the flow of new regulation, most, but not all, of which is aimed at enhancing consumer protection. We are fully supportive of these initiatives, even though we retain a concern as to the medium-term implications of trying to effectively manage a very sophisticated regulatory environment within the complexities of the local market. We see the regulatory developments as important steps in enhancing the consumer's confidence in the savings and investment industries and providing industry participants such as the Sage Group with a foundation from which to further develop the consumer's confidence. However, we are hopeful that the regulatory authorities will give the recent initiatives time to settle before burdening the industry with further and yet more complex regulatory requirements.

Of course, the local industry has given the authorities scope to justify the introduction of the more rigorous regulatory environment, quite apart from the need to respond to international developments. Institutional failures and evidence of less than ethical behaviour by people and custodians of the savings and investments of a wide range of South Africans, fueled the process. However, given the steps that have been taken to enhance the regulatory framework, whether in terms of disclosure, quality of advice or the standards of prudential compliance, it would appear that significant progress has been made towards improved consumer protection and access to appropriate information in the South African retail financial services industry. Whilst accepting that there will always be room for improvements to be made, we should also recognise the overall quality of the local industry. South Africa has an urgent need for an improvement in the overall level of savings and investment, and financial services institutions have an important role to play in mobilising the savings of the nation. It is important that there be a general message of confidence in the sector, and that this be heard by as wide an audience as possible.

PROSPECTS

The outlook for 2004 remains challenging. We believe that we can improve on the results at operating company level, but are less able to manage the impact of investment returns on our overall results. However, given the prospects for local capital markets for the year, and a measure of stability, we believe that shareholders can look forward to further improvements in earnings as the business continues to build momentum.

BOARD STRUCTURE & GOVERNANCE

During the year under review, the board of Sage Group was restructured. A new board committee on governance and nominations, previously dealt with by the Group Human Resources Committee, was established. The membership of board committees was revised. While not all aspects of the King II report have been complied with in terms of the roles of independent directors, given limitations on the size of the Group and the realities of the Group having 4 major shareholding groups holding some 80% of the shares, we are satisfied that the spirit underlying the King II recommendations is being complied with in the Group. Details of the board and committee structures are set out elsewhere in the annual report.

Changes were made to the board subsequent to the recapitalisation of the Group, and I was pleased to accept the role of non-executive chairman following Louis Shill's decision to stand down as executive chairman at the time of the rights issue. Louis Shill remains on the board as a non-executive director, having led the Group since its inception in 1965 during which time he made an important contribution to the development of the local financial services industry. We thank him for his service over so many years and for the role he played in establishing and growing the Group. Barend du Plessis, Carl Stein and John Postmus stood down as a consequence of the board restructuring; Robin Marsden resigned following the sale of Sage's international interests; Bernard Nackan resigned pending his retirement from the Group and John Henderson resigned, but remains in the Group as a director of the operating companies and as statutory actuary to Sage Life. I thank them for their loyalty and contribution to the development of the Group over the years. Following the recapitalisation, Brian Myerson and Julian Treger joined the board and we were fortunate to have Alan van Biljon join the board as an independent director and as chairman of the Group audit committee. In November, Eric Visser joined the board as a representative of the Mines Pension Funds. Finally, Garth Griffin accepted the post of Group chief executive as from the beginning of April and, while remaining on the board, is of course no longer an independent director. We look forward to his ongoing contribution. Full details of the board structure and committees are set out on page 5 of this report.

I would like to thank the board members for their support during a difficult year, Garth Griffin, the executive team and all staff members for their dedication through uncertain times, supporting intermediaries for their faith in our future, and our clients for entrusting us with their savings, investment and protection needs. We have much to live up to, but face the future with strength and confidence that we can translate our strategic vision into a new Sage that will build long-term value for all our stakeholders.

DC Cronjé
16 March 2004



"With careful and deliberate improvement in each of the areas for which targets have been set, underpinned by the overarching Group strategy, we can look forward to the profitable and sustainable development of the Group into the future, beginning in 2004."

Garth Griffin Group chief executive

Group review

The environment

Asset markets

Asset markets in 2003 were characterised by the sharp recovery in local equity markets from April, the reduction in short-term interest rates in sympathy with a rapid decline in inflation levels, some residual strength in bonds that returned approximately 16% over the year, and the relative strength of the currency. Whilst certainly not a benign environment, as the volatility and uncertainty made for a complex environment, it was, on balance and over the period as a whole, a favourable investment environment, enabling positive returns to be generated for clients. However, the volatility and uncertainty prolonged the atmosphere of caution among retail investors, and only late in the year did interest in equity products begin to re-emerge.

The historic "all time high" of the local equity market is an important psychological barrier and until we reach that level there will inevitably be a sense of simply recovering lost ground. This has an impact on investors and their appetite for equity based products. It is worthwhile noting that the local equity market has yet to recover to its high of 11 686 reached in May 2002. Yet the local equity market is standing at much less demanding valuation levels than some of its international counterparts: at a P/E rating of 13 at 31 December 2003, the JSE compares favorably with the London market (18) and the S&P 500 (USA market) at some 28.

Sage Life, with its historical exposure to ABSA, benefited significantly from the recovery in the local equity market. While ABSA outperformed the market by some 20% over the year, which contributed to the performance, we continued to reduce our overall exposure to ABSA shares, in both the policyholder and shareholder portfolios, as part of a prudent risk diversification strategy.

SA Equities, Bonds and Cash – Total Returns



125
120
115
110
105
100
95
90
85
80
Bonds
Cash
Equities
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003

Market ratings – PE Ratios



28
18
13
FTSE/JSE ALL SHARE ALSH
UK FTSE 100 INDEX
USA S&P 500 COMPOSITE INDEX

SA Rand Performance



10,5
10,0
9,5
9,0
8,5
8,0
7,5
7,0
6,5
6,0
SA Rand/EURO
SA Rand/US$
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003

MSCI World index



130
125
120
115
110
105
100
95
90
85
80
MSCI Index (US dollars)
MSCI Index (Rand)
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003

Finally, comment needs to be made regarding currency movements over the year. US dollar weakness contributed to the relative strength of the rand which rose some 22% against the US currency but only 5% against the euro. The effect on local investors was marked, with little appetite evident for offshore investments in the face of continuing negative returns when converted to local currency. This was a salutary lesson for those who saw foreign investments as a certain bet relative to local currency investments.

Industry

The life assurance industry remains the primary repository for the long-term savings and risk protection needs of South Africans. Industry assets, which exceed R700 billion, have increased by over 50% over the past five years. While the growth of the industry has slowed materially since 2001, this largely reflects the impact of lacklustre equity markets.

New business sales have trended sideways over the past five years for both recurring and single premium business. The slowdown in investment business reflects a more cautious approach during a period of volatile and poor overall equity market performance and in particular, the distortion in flows caused by the initial attraction of offshore products during the period of rand weakness and strong offshore markets, and the subsequent reversal of the trend as global markets weakened and the rand strengthened.

Recurring premium new business has shown minimal growth across the industry over the past five years. Contributory factors include the diversion into short-term savings during a period of high real interest rates, a preference for consumption and debt repayment and a decline in distribution penetration as a result of rationalisation of some major agency forces.

The more stringent regulatory environment, particularly the impending introduction of market regulation in the form of the Financial Advisory and Intermediary Services Act (FAIS), could negatively impact new business momentum in the near term as the industry grapples with compliance requirements. However, the broader and more positive economic picture, spurred by lower interest rates and improving markets, should counterbalance the regulatory challenges and allow for a resumption of new business growth in the industry.

In the life sector specifically, the potential impact of HIV/AIDS remains an area of focus. However, given the continuing right to underwrite and sound underwriting practices, the industry should be able to continue to conduct its business without undue risk, although it cannot be complacent given the broader systemic effect on the economy and society.

The unit trust industry has expanded rapidly over the past five years with total assets under management trebling to in excess of R230 billion and net inflows more than trebling to R39 billion. However, much of the growth in this industry has been concentrated into short-term money market and fixed interest vehicles. Flows into equity based funds suffered for most of the period in line with weak equity markets. However, towards the end of 2003 interest in these funds began to re-emerge as the market recovery gathered pace.

The Financial Sector Charter will provide significant impetus to the process of transformation across the life and unit trust sectors. Sage Life and Sage Group see this as a major opportunity.



"2003 saw some very good returns on client portfolios, the ultimate measure of the value added by the Sage investment approach."

Group review
continued

Group operating and financial results

New business

For the Sage Group, 2003 began in very difficult circumstances and although the recapitalisation of the Group made it possible to stabilise the business, both internally and externally, the negative publicity took its toll. New business was sharply down and by June Individual APE (Annual premiums plus 10% of single premiums) was some 32,5% below over the same period of the previous year. The management team worked hard to maintain relationships with key distribution outlets and to retain confidence in the Group amongst our agency force. That they succeeded to a significant extent can be seen in the improvement in individual sales, relative to 2002, to 25,6% down by December, with Individual APE for the second half of the year up 18% over the first half. Employee benefits APE was down 20,0% for the year as a whole to R70,3 million, reflecting an industry sector which has been heavily compliance driven to meet emerging regulatory requirements. While the overall new business result (APE down 24,5% year on year) was far from satisfactory, it needs to be seen in the light of the overall Group issues and an industry where 2003 is likely to be seen as a difficult year.

The reduction in individual new business has inevitably impacted Sage Life's market share which, on an APE basis, stood at 1,96% at the most recent reporting date (June 2003) compared to a peak of 3,91% in 2001.

External sales by Sage Unit Trusts for the 12 months totalled R755,4 million, compared with R1 438,7 million in the previous year, with the second half of the year showing an improvement of 31% over the first half. Gross sales for the year totaled R3,8 billion, predominantly reflecting investments by Sage Life channeled into the unit trusts as part of the investment process.

Off movements

Concerns about the future of the Group also impacted on policy surrenders which rose over the period. As at June, the number of surrendered policies was up 15% on the previous year, but by December, this had reduced to 4,7%. Lapses, however, were broadly within the actuarial assumptions.

As a result of the reduction in new business and the increase in overall terminations, the individual in-force book declined in terms of numbers of policies by 4,9%, but in-force premiums showed a smaller decrease of 1,0% to R1 018 million. The direct financial consequence was a significant valuation loss on the expense account and on terminations for the year.

Business conservation initiatives to improve persistency levels remain a major focus of management and are one of the key drivers of the technology strategy. In addition, "Sage Predictor" a sophisticated software system developed in 2002, continues to facilitate the control of quality in business written and has contributed to an improvement in the 12-month lapse rates.



"We are committed to ensuring that our people have meaningful and productive careers and job satisfaction and that they continue to give us a competitive advantage."

Investment returns

Investment returns for the year were generally satisfactory, buoyed by both the general rise in market levels and the good relative performance of Sage funds. The money weighted average return on domestic individual life funds was 19,8% (3% in 2002), while that of employee benefit linked portfolios was 19,3% (-3% in 2002). For the three years to 31 December 2003, the three major employee benefit product portfolios showed excellent results, outperforming their 'inflation-plus' benchmarks and their peer group. Sage unit trusts also generally performed well, but for the 12 months to 31 December, the flagship Sage Fund lagged its peer group due to its structural and deliberate exposure to foreign equities. This generally good investment performance had a positive impact on overall results.

Sage Life results

Attributable earnings arising from Sage Life and its subsidiaries rose from R124,3 million for the nine months to December 2002 to R131,1 million for the 12 months to December 2003, in spite of difficult trading conditions.

The net operating result within the Sage Life policyholder funds was a loss of some R19,3 million. (2002: profit of R128,3 million) as a result of the factors outlined above.

Earnings on Sage Life's shareholder funds, however, showed a significant improvement over the year. Ignoring the distortion of the write down and transfer of the international operations from the Sage Life shareholder's fund during 2002, the improvements this year came from both the operating performance of the unit trust subsidiary and the performance of the ABSA holding. Headline earnings at shareholder fund level, including the policyholder operating loss of R19,3 million, amounted to R131,1 million (2002: R124,3 million), against which a further write down of the value of the unit trust business of some R70 million was offset for the FSV accounting basis adopted for Sage Life (which reflects subsidiaries at "fair value" rather than NAV). The unit trust business, which generated R25,3 million after tax earnings, (R10,6 million previous nine months) is now held in Sage Life's shareholder's fund at R90 million, against a book of R2 403 million of third-party investments in the unit trust business. The net FSV earnings of Sage Life (including subsidiaries) thus amounted to R55,0 million after tax, while the contribution to Group headline earnings amounted to R131,1 million.

Sage Life's financial soundness

The improvement in Sage Life's capital adequacy ratio is of particular importance. On the basis of the published Sage Life balance sheet values, and after the reduction in the holding value of Sage Unit Trusts, this now stands at 2,15, up from 1,53 at 31 December 2002. This was facilitated to a significant extent by management action that resulted in the reduction of the concentration and mismatching risk in a number of portfolios. The results of Sage Life's actuarial valuation are dealt with fully in the report by the Statutory Actuary, John Henderson on page 95.

Group results and funding

Residual Group activities (being those not charged to operating subsidiaries and a portion of the costs incurred in the capital raising exercise), Group financing activities, discontinued international operations and tax on other Group activities resulted in a net loss of R56,5 million (2002: R363,8 million loss). Of this, Group net expenses amounted to R12,3 million, including R4,2 million retrenchment and restructuring costs.



"The resilience of the core SA operations is once again clear in the results for the year."

Janssen Davies Chief executive, SA operations

Following the recapitalisation, funds were deployed to repurchase available equity linked notes (ELNs) and some $16,7 million were repurchased at attractive rates. These transactions gave rise to a profit of some R13,3 million. The entire remaining outstanding amount of $48,3 million, plus an additional amount to cover part of the future interest servicing payments and the premium on the ELNs that emerged during the year due to the sharp rise in the ABSA share price expressed in US dollars, was hedged at a forward rate of R8,01 = US$1, at 31 December and a balance of $57,5 million remains on the forward exchange contract. As a result, even though the rand strengthened against the dollar, any benefit flowing from a reduction in the rand value of the ELNs was offset by the cost of the hedge. The margin deposit on the hedge, which is, of course, offset by the movement in the rand value of the ELN itself, stood at R80,1 million as at 31 December 2003. While, with hindsight, we would have been better off without the hedge in place, it has at least contributed some stability to the results. The overall cost attaching to the ELNs for the year under review amounted to R31,9 million, compared to a profit, due mainly to foreign exchange gains, of R146,7 million for the 9 months to December 2002. Management is currently engaged in negotiations to further reduce the various financial risks attaching to the ELN exposure.

Other external funding was also reduced following the recapitalisation and interest payments to banks and other funders amounted to R23,0 million for the year, compared to R21,7 million for the previous period. Debt at Group level, ignoring any cash held in shareholder's funds in subsidiary companies, stood at R500,4 million as at 31 December 2003, down from the R757,2 as at the previous year-end.

Group attributable earnings for the year amounted to R74,6 million, a sharp improvement on the loss of R239,5 million of the previous period. Headline earnings, excluding goodwill and other capital items, stood at R61,2 million for the year, up from the loss of R48,0 million of the previous period. This translates into headline earnings per share of 23,5 cents (on a weighted basis), compared to a loss of 32,0 per share for the nine months to December 2002. The earnings per share number for 2003 needs to be interpreted with care, due to the capital raising exercise concluded in the middle of the year – fully diluted headline earnings per share for 2003 would amount to 16,9cps without taking any credit for earnings generated from the additional share capital for the rest of the year.

Embedded values

Over the year, Sage Life's embedded value (net assets – "NAV" – plus the present value of future profits – "VIF") grew from R1 331,8 million to R1 341,9 million, a modest increase of 0,8%. While the NAV grew from R671,7 million to R726,7 million, VIF declined from R660,1 million to R639,1 million, due, in the main, to the impact of the expense overrun and the higher level of individual terminations. A future adjustment of R23,9 million was made in respect of future shareholder expenses. The value of new business was also impacted by the higher level of expenses and the new business margin dropped to 7,7% overall from 15,7% in 2002. Management is addressing this issue as a matter of urgency as it relates directly to the structure of overall sales remuneration.

Group embedded value, arrived at by deducting the Group level debt from the Sage Life embedded value and adjusting further for Group expenses not allowed for in the Sage Life embedded value, stood at R804,4 million as at 31 December 2003, or 222 cents per share. This compares to the 370 cents per share at 31 December 2002 and is in line with the 221 cents per share as at 30 June 2003.


SAGE LIFE

"The Group is today better structured and more strongly capitalised than it was twelve months ago. We can look back on the year with a sense of achievement and forward to the future with confidence."

Sage Life's national sales development and distribution centre in Sandhurst, Sandton

Group review

continued

While the drag on overall results from the legacy of the international operations is significant, the resilience of the core SA operations is once again clear in the results for the year.

Key Group issues

Early in the year, the following key issues were identified as requiring specific attention at Group level:

- **Group balance sheet** recapitalisation and debt management
- **International Operations** termination and exit
- **SA operations** stabilisation, restructuring and redirection
- **Group strategic review** determining the way forward.

Significant progress was made during the year in each of these key areas.

Group balance sheet

On 13 June 2003, the Group made a specific issue of 69,7 million shares for cash at R1,65 per share, and on 30 June, a rights offer of 142,4 million shares at the same price. This raised some R327,7 million, (after meeting the capital raising expenses of some R22,3 million, including R17,9 million that was capitalised) which was deployed, in the main, to restructure the funding of the Group.

Local funding, including bank facilities and preference shares, was reduced over the year from some R199 million to R115 million. This includes a loan from Sage Life shareholder's fund to Sage Group, of R75 million, an amount well within the limits imposed on such inter-group loans by the Long Term Insurance Act.

As a result, Group financing costs, including all items associated with the ELNs, amounted to R54,9 million for the year, and debt at Group level amounted to R500,4 million as at 31 December 2003, compared to R757,2 million at the previous year-end.

The need to further strengthen the Group balance sheet remains a key issue for management.

International operations

During the year, both the Bermuda and the US operations of the Group were sold. The Bermuda operations were acquired by Old Mutual and the US operations were sold to Swiss Re efffectively from 1 January 2003. The benefit to the Group from the sales lay in the elimination of ongoing liabilities, and the termination costs were met well within the provisions made at the end of last year. A gain of R15,1 million has been recognised in the 2003 accounts arising from the excess provided last year. There are no material ongoing commitments and the Group's international venture is a thing of the past – the focus is now exclusively on the South African operations.

SA operations

Internally, much was done to stabilise and then restructure the business over the year. A strong emphasis was placed on effective internal communications to underpin this process. The senior management team was rationalised following the retirement of Messrs Daly, Nackan and Tomsett, while certain Group activities were terminated or restructured.



"In line with its core values, Sage is committed to the ongoing development of its people as active participants in a climate were quality and creativity are encouraged and recognised."

Sales and distribution

Individual broker, agency and unit trust sales operations were combined under Kobus Vlok's leadership, and we believe this presents us with some significant opportunities going forward. The sources of individual new business for 2003 and 2002 were as follows:

Single premiums by intermediary channel



2003			2002	
32%	Agency	☐	18%	Agency
6%	Franchises	■	1%	Franchises
17%	Corporate brokers	☐	42%	Corporate brokers
45%	Other brokers	■	39%	Other brokers

Recurring premiums by intermediary channel



2003			2002	
35%	Agency	☐	31%	Agency
14%	Franchises	■	14%	Franchises
15%	Corporate brokers	☐	18%	Corporate brokers
36%	Other brokers	■	37%	Other brokers

Recurring premium new business has traditionally, and by strategic intent, been fairly evenly split between the agency and broker channels and this pattern continues. On the other hand, single premium new business, targeted predominantly at higher net worth investment clients, has historically been sourced mainly from the broker market, particularly corporates and institutions. In 2003 however, business sourced from the broker channels declined substantially across the industry, reflecting the large decline in sales of offshore products in a strengthening rand environment.

Total broker sales (APE) for 2003 were 29% down over the previous year (excluding Bermuda branch business). Significant effort went into maintaining relationships with the independent broking community over the year and there are signs of a renewal of support following the difficulties of 2002/3. Sage continues to receive valuable support from corporate brokers, with a strong relationship being maintained with ABSA in particular. Total agency sales (APE) reduced by 21,5% (excluding Bermuda branch) over the year.

External sales by Sage Unit Trusts totalled R755,4 million compared to R1 438,7 million in the previous year, with the second half showing an improvement of 31% over the first half.

Distribution development

Despite the challenging year for Sage, the company's distribution infrastructure remains intact. Agency force manpower reduced over the course of the year through a combination of internal performance driven consolidation and losses to competitors, predominantly at the lower end of the production spectrum. December 2003 showed the first net increase in manpower for the year. The proportion of experienced (more than 24 months service) staff grew from 35% to 43%. The broker consulting team also suffered some losses, but remains a comprehensive national network servicing the corporate and individual broker markets. The total current distribution force constitutes a powerful sales resource.



"Commitment to customers is one of Sage's core values. Our business is dedicated to helping people achieve financial security."

Group review
continued

A key aspect of sales strategy in the year ahead is to significantly expand the agency distribution force. The implementation of FAIS and other recent regulatory requirements should underpin this initiative and also broadens the opportunity to support intermediaries in their compliance and practice management activities.

Also key in our distribution strategy is the continuing development of our strong ties with ABSA Insurance Brokers who provide valuable support through joint product development and distribution activities. We are also targeting increased penetration of the independent broker market, including additional corporate and institutional distribution relationships.

Within the agency division, a productivity enhancement project, targeting a substantial increase in cases per agent per manmonth, is underway, facilitated through increased training and information technology enablement and supported by an accelerated program of sales management development.

Brand development

The last few months of 2003 saw the beginning of a major project to determine an appropriate future branding and positioning statement for Sage Life, and the retail business in particular. It has involved a substantial cross-section of our employees, acting also as a key communication opportunity. Together with continuing customer segmentation analysis and a re-evaluation of the product range, this will inform the future retail marketing strategy of the Group.

Administration and technology

The retail administrative operations, led by Tony Singleton, were further consolidated during the year. Certain branch activities as well as the underwriting process were centralised, and the unit trust and life administration activities were combined. Following the disposal of the Bermuda business, policy administration of the existing client book was outsourced to Old Mutual International.

The number of new business cases processed during the past year totalled 32 000, well below the previous year's 38 000 cases. Administration turnaround times were considerably improved and the average volume of outstanding cases was materially reduced.

With information technology becoming an increasingly powerful enabler in enhancing overall business performance, it is pleasing to report good progress in a number of major enhancement projects, supported by Sage Life's long term co-sourcing partnership with EDS which has been extended through 2010. This partnership is central to Sage Life's operational productivity in terms of cost containment, revenue generation, customer relationship management and distribution efficiency, and applies global best practices and processes in Sage Life's technology development.

The final phase in a major upgrade of the technology platform for the life administration system is in progress in collaboration with Sungard, an international provider of software solutions to the insurance industry. Once completed the new platform will significantly increase administrative productivity and facilitate new business turnaround times while also integrating increasing compliance requirements into the processing environment. We believe this will have major benefits for the Group's retail operations going forward.

During the past year the implementation of the new data warehousing system was completed, providing expanded management information across the fully integrated life and unit trust divisions and consolidated customer profiling. Other projects saw further capacity enhancement to the call centre to contribute to servicing the growing volume of customer and intermediary interactions (over 1 million client contacts per annum). New teleforms processing capacity to manage communication and document generation via intermediaries was also introduced and 70% of endowment applications are now processed electronically.



"Further capacity enhancement to the call centre is contributing to servicing the growing volume of customer and intermediary interactions."

Employee benefits

The employee benefit operation, headed by Marli Venter, saw new business down by 20% on an APE basis, after a strong start to the year. However, the profitability of this business unit improved over the year, as a result of strong asset markets, good expense control and improved mortality experience. A comprehensive new administration platform was commissioned during the year and, following final implementation in the months ahead, should begin to produce meaningful benefits in terms of operating efficiency, cost savings, and distribution support. The broker consulting team has been expanded and, armed with our competitive investment track record, will focus specifically on capturing additional market share from investment-only clients via major corporate brokerages in the year ahead.

Investments

During the year, the small investment team, under the guidance of John Kransdorff, continued to evolve the process developed over the last 2 years, with some success. 2003 saw some very good returns on client portfolios, the ultimate measure of the value added by the Sage investment approach. This was the result of positive experience on the two key elements of the process, namely the performance of the managers of the various "building block" or core portfolios structured by the investment team to underpin all client portfolios, and the tactical asset allocation process that is managed in-house. The overall process is developing into a sound and marketable proposition, based loosely on the "multi-manager" concept, and the Group is considering ways of more actively marketing this proposition to chosen segments of the institutional market.

Expense management

Total expenses of management for the year amounted to R372,8 million, an increase of some 6,9% over the previous year. These included non-recurrent costs associated with retrenchment and certain capital raising activities amounting to some R21,8 million. Administration staff in the SA operations declined over the year from 708 as at 31 December 2002 to 629 at year-end. Sales remuneration decreased by 24,1%, to R203,5 million, in line with the overall sales performance. Expense management was a key concern during the year, but the focus was more on the appropriate allocation of resources than on seeking a significant reduction in overall expenses because of what is anticipated to be a temporary reduction in new business.

New product development

Given the challenging operating environment during the year, new product initiatives were limited. However, in Sage Life a number of enhancements and additions to the existing comprehensive life and endowment product range were introduced, extending protection for assets, capital disability, dread disease, diving and aviation cover.

In the unit trust division, the product range was extended to 14 with the launch of Sage Industrial Fund, a specialist portfolio creating an additional building block for Sage Life and a further channel for retail investors.

In the current year, a number of new product launches are scheduled across the distribution channels. These include a stand-alone disability protection plan from Sage Life and a range of risk-profiled prudential asset allocation fund of funds in Sage Unit Trusts which, inter alia, will serve as investment building blocks for the employee benefits division.


HAZEL

"The last few months of 2003 saw the beginning of a major project to determine an appropriate future branding and positioning statement for Sage Life, and the retail business in particular. It has involved a substantial cross-section of our employees, acting also as a key communication opportunity."

Operating prospects

The SA operations now have a clear direction and an understanding of what is expected of all sections of the business, supported by continuously improving management information. Internal discussions continue as to the specific strategies for the employee benefit and investment areas, but management accountabilities are clear, as are the objectives and targets for 2004. We are targeting considerably increased new business levels across the business units in the year ahead to restore production to the levels achieved in 2002 as a base for future growth. This will be achieved through a combination of initiatives – brand revitalisation and development, an active new product development program, expansion of the distribution network, further enhancement of service levels to the highest standards in our market segment and importantly, continuing competitive product performance in terms of both product delivery (including investment performance) and customer relationship management.

The way forward

2004 will be a year of many challenges as we emerge from the difficulties of 2003. The management team has, however, spent time carefully considering the road ahead, and is confident it is up to the task. To assist with our thinking, we have adopted the "Balanced Scorecard" framework in its simplest form, and have distilled from our shorter-term key issues, the following medium-term initiatives that provide overall guidance to management in terms of priorities and focus at an operating unit level:

Embracing transformation This initiative will manifest itself in a variety of activities throughout the Group.

Brand revitalization This challenge calls for the continuous evaluation of all our actions relative to the brand values as defined, and for the development of ways and means of communicating these brand values to the various stakeholder groups.

Rethinking our customer proposition This calls for an ongoing exploration of what it is our customers expect from us, and the development of appropriate responses to those expectations. It should result in actions in the areas of product development, service standards and processes and communication.

Understanding to grow Here the focus is on management information, as it looks for the ongoing development of the flow of information throughout the organisation, ensuring a clear and broad-based understanding of our business economics to enable better decision making at all levels.

Ensuring operational competence An appropriate servicing capability is key to much that the Group is seeking to achieve; it is also vital to the key issue of unit cost reduction. Accordingly, this initiative will trigger a range of activities dealing with system and process developments.

Igniting our agency capability While the broker community is and will remain key to our success, we believe there is much to be gained, given our segment focus strategy, by the development of our agency distribution channel. Sage has a long and successful history with sales forces, and we will be focusing on a number of activities all geared at the careful and effective expansion of our agency force over the medium term.

Building accountable leadership This initiative is perhaps the most intangible of all. It is about the ongoing development of trust within the organisation, and the devolution of accountability throughout the organisation.



"Appropriate advice, both at the point of sale and subsequently, service standards and value for money are key to long-term customer satisfaction."

These key initiatives were developed by the senior executive group and have been discussed with the broader management team. All, of course, take place within the framework of the financial plan for the next few years, and the specific actions are geared towards the delivery of appropriate financial results in line with our longer term objectives and targets. Within such a plan, therefore, they can be seen to map onto the "Balanced Scorecard" quadrants in the following way:

	Financial & other shareholder issues	Client expectations	Internal business processes	Internal enablers: people & other competencies
Annual financial plans	•			
Embracing transformation	•	•		•
Brand revitalisation		•	•	•
Rethinking our customer proposition		•	•	•
Understanding to grow			•	•
Ensuring operational competence	•		•	•
Igniting our agency capability	•		•	•
Building accountable leadership			•	•

Within the broad initiatives outlined above, management have identified a number of key levers and associated metrics against which the operational effectiveness of the business is monitored on an ongoing basis. These include:

- Agency growth & productivity
- Broker sales development
- Expense management and unit costs
- Investment performance
- Retention ratios
- Group financing costs

We believe that with careful and deliberate improvement in each of the above areas for which targets have been set, underpinned by the initiatives and overarching Group strategy as outlined above, we can look forward to the profitable and sustainable development of the Group into the future, beginning in 2004. We look forward to reporting on that progress.

Garth Griffin

Group chief executive

Janssen Davies

Chief executive, SA operations



"As part of its commitment to its people, Sage conducts training and development at all levels, ranging from numeracy, literacy, learning assessment and life skills programmes to leadership and management development."

Corporate Governance

The Group is committed to the highest level of corporate governance and is satisfied with the progress that is being made in compliance with the provisions of the King Report on corporate governance (King II) for the reporting period. The Group is compliant with the amendments to the JSE Listings Requirements.

The implementation of the governance structure is dynamic. During the course of 2003 the following significant milestones were achieved in respect of corporate governance:

- Separation of roles between Group chairman and Group chief executive (CE)
- Restructuring of the board
- Restructuring of the executive team
- Adoption of a board charter
- Creation of a nominations and corporate governance committee
- Extending the scope of the Group risk management committee based on the Group's philosophy of risk management.

While all material aspects of the King II report have been complied with, compliance with relevant governance codes and the evolution of the Group's governance policies and processes will continue as priorities.

Corporate code of conduct

The Group has a formal code of ethics, applicable to its directors and all employees, which dictates the manner in which it conducts its affairs. The code of business ethics is designed to provide guidance to all employees in decision-making and to ensure the enhancement of trust in the Group by all stakeholders.

To this end, the Group adopted the principles mentioned below to guide behaviour in dealings with all its stakeholders;

- The Group will strive to provide fair value and quality service to its clients as well as follow fair practice in all its dealings with business partners
- The Group will conduct its business within the legal and regulatory frameworks that govern its businesses
- Transparency and equity will be promoted throughout the organisation, while encouraging a spirit of excellence in all that it does
- The Group undertakes to adopt fair employment practices and to provide equal opportunities for employment and personal development within a working environment conducive to health and safety
- Directors and employees should avoid situations that may give rise to conflicts of interest between the organisation and themselves
- Confidentiality of information will be respected
- Group resources should be safeguarded against unauthorised appropriation or use for personal benefit.

Board of directors

The Board comprises 13 directors of whom three are executive directors and ten are non-executive (of whom four are independent). The board is led by a non-executive chairman and the business of the Group is run by a CE. More information on the directors is given on pages 5 to 8 of this report.

Non-executive directors support the skills and experience of executive directors and contribute independent views on matters considered by the board. They enjoy significant influence in deliberations at meetings. The board comprises individuals of high calibre with diverse backgrounds and expertise, each of whom adds value and brings independent judgment to bear on the board's deliberations and decision-making processes. The balance of executive and non-executive directors is such that no one individual can dominate the board's decision taking.

All directors have access to the advice and services of the company secretary and to professional advice at the Group's expense.

The board has a fiduciary duty to act in good faith with due diligence and care, in the best interests of the Group and all its stakeholders. It is responsible for guiding and reviewing corporate strategy, monitoring performance, and determining policies and procedures to ensure the integrity of the Group's risk management and internal controls. The board is also responsible for ensuring timely and open communication with shareholders and other stakeholders.

In order to carry out these responsibilities, the board retains full and effective control over the Group through a structured approach to reporting and accountability via its various committees.

The board is at the core of corporate governance in the Group and conducts business in accordance with the principles of good governance under a board charter, the contents of which are summarised below.

Details of attendance of each director at the meetings of the boards and committees are set out on page 42. The board met twelve times during the period.

Board charter

The purpose of the charter is to regulate how business is to be conducted by the board in accordance with the principles of good corporate governance.

Key features of the charter are:

- General and specific responsibilities of the board (including its responsibilities in regard to: strategy, performance, delegation of powers, governance structures, compliance, sustainability, risk management, business affairs and conduct, communication and disclosure, executive remuneration policy and succession planning)
- The structure and responsibilities of the various board committees
- Accountability and process for appointing, and where appropriate removing, the CE, executive directors, the company secretary, the head of internal audit and the Group compliance officer
- Composition of the Board
- Role and duties of each director, induction programme and remuneration
- Role and responsibilities of the chairman
- Role and responsibilities of the CE
- Board governance covering: meetings, professional advice, disclosures (including conduct regarding conflicts of interest), functionaries (roles of company secretary, internal audit function, and compliance function), and performance review (board, board committees and individual directors).

Board committees

The following committees, which are sub-committees of the board, as well as the board of Sage Life Limited, operate according to approved terms of reference. Both boards are of the view that these committees have satisfied their responsibilities in compliance with their mandates for the review period.

Group audit committee

The committee, which consists of four non-executive directors and one *ex officio* member (being the chairman of the Group risk management committee), is chaired by an independent non-executive director. The Group chairman, the external and internal auditors, the statutory actuary and members of Group executive management are in attendance. The committee met six times during the year.

The primary responsibility of the committee is to evaluate matters concerning accounting policies, internal controls, auditing, financial reporting, risk management and compliance.

Both the external and internal auditors have unrestricted access to the chairman of the committee as well as to all records, assets and personnel of the Group.

Group human resources committee

The Group human resources committee consists of four non-executive directors (one of whom chairs the committee) and the Group chairman. The committee is responsible for the evaluation of all aspects of human resources including executive remuneration policy and succession planning. The committee also recommends the fees to be paid to directors and monitors and approves overall manpower and remuneration policies to ensure that they are appropriate and market related.

The committee met eight times during the year.

Details of directors' remuneration and share options are set out in the notes to the financial statements on pages 74 and 75.

Group nominations and corporate governance committee

The responsibilities of this committee include making recommendations on the appointment of new directors, the composition of the board and membership of board committees, reviewing the performance of the board and board committees and reviewing the Group's governance processes.

The committee comprises three members, all of whom are non-executive directors and is chaired by the chairman of the board. The committee met twice during the year.

Group risk management committee

The membership of the committee consists of both non-executive and executive directors. The committee is presently composed of six members, comprising of three Group executive directors, the statutory actuary and two independent non-executive directors, of whom one is the chairman. Members of senior management representing finance, compliance, information technology and internal audit also attend the meetings. The committee meets quarterly and is represented at audit committee meetings. The committee met four times during the year.

The objectives of the committee are, among others, to:

- Ensure that appropriate risk management processes are in place;
- Review the Group's risk strategy and policies;
- Monitor the development and maintenance of the Group's risk profile; and
- Review the adequacy and effectiveness of the Group's risk management processes and framework ensuring that significant risks have been identified and managed.

A Group compliance committee has been constituted as a sub-committee of the Group risk management committee. The objective of this committee is to monitor compliance risk within the Group, with a view to ensuring that appropriate procedures are in place to achieve overall compliance with legislation and requirements of regulatory authorities.

Actuarial review committee (Sage Life)

The Actuarial Review Committee, which consists of three non-executive directors and the Group CE, is chaired by one of the non-executive directors who is a qualified actuary, and meets at the interim and year-end reporting stages. This committee met three times during the year.

The primary purpose of this committee is to review, on behalf of the Sage Life board, the actuarial valuation results and presentation in the published financial statements and in reports to the regulatory authorities. The valuation process is also reviewed by independent consulting actuaries.

The statutory actuary and the external auditors attend the meetings and have unrestricted access to the chairman of the committee. A representative of the independent consulting actuaries also attends the meetings.

Dealing in securities

The Group has a formal policy on personal account trading, established by the board and implemented by the company secretary. The objective of the rules is to conform to the requirements of the JSE and to reduce the risks of insider trading and conflicts of interest. The rules establish closed periods during which directors, managers and staff may not deal in Sage shares and limit the dealing in prescribed securities from time to time where conflicts may arise. Compliance by directors and the company secretary with the clearance and disclosure provisions of the JSE Listings Requirements is also dealt with.

Remuneration policy

The Group recognises the need to appropriately reward its employees at all levels in the organisation while ensuring that the interests of all stakeholders are aligned as far as possible. Competitiveness, appropriate incentivisation, equity, affordability and open communication are key principles underlying our approach to remuneration matters. Remuneration policies and practices are structured with these principles in mind, and are kept under review by the Group human resources committee.

The remuneration structures within the Group comprise the following elements:

Basic salary It is the Group's view that this component of the overall structure should be competitive, taking into account both performance on the job and the relative skill level required. Annual reviews of salary levels take place within overall market trends and Group specific affordability constraints, but are based, at the individual level, on individual performance evaluations.

Corporate Governance

continued

Fringe benefits The Group provides a normal range of fringe benefits, including access to medical aid, retirement fund and group risk benefits. Costs for these benefits are managed at a "cost to company" level, and a balance is sought between employee security and Group exposure to current and future cost levels. The Group has no commitments with regard to post-retirement medical benefits, and details of the current retirement fund arrangements are set out on pages 82 to 84 of the financial statements.

Targeted incentive arrangements These fall under the following broad headings:

– Sales staff and associates In order to maintain an optimal balance between fixed and variable sales costs, extensive use is made of incentive/variable remuneration structures amongst the various units within the sales operations. Where necessary, these conform to the requirements of applicable legislation and regulations, and are structured to enhance both productivity and quality levels amongst our sales associates. We are vigilant to ensure, as far as possible, that these incentives do not encourage behaviour that is to the detriment of clients.

– Executives The Group introduced a performance based scheme for senior executives (encompassing some 40 of the Group's senior executive team) that was approved by the Group human resources committee on 26 June 2003. The scheme allows for performance bonus awards at various levels, at the discretion of the Group human resources committee, based on a range of performance indicators, and the bonus award will also reflect personal performance levels. The emphasis is on the growth in sustainable earnings rather than share price performance, as it is believed that this is the key focus for senior management, and best aligns appropriate management actions to shareholder interests. Any bonus awarded in a year will be normally paid over at least two years.

– A special bonus, totaling R3,15 million, was paid to a group of 11 executives in recognition of their efforts prior to the rights issue in 2003. Of this amount, R1,7 million was paid to the then non- executive directors of the Group, and is included in the disclosure on page74 of this report.

Share and share option schemes Share scheme allocations and the bulk of the options were cancelled in 2003 and the Group will be reviewing the matter during the course of the coming year. The unallocated shares are disclosed as treasury shares pending a further decision regarding the schemes.

Risk management and internal control

The management of risk is an important dimension of the Group's goal to create wealth for all stakeholders. The cornerstone of effective management is thus a strong risk management culture and philosophy, which is driven by the company's board of directors. To this end, the Group has implemented a structured process of enterprise-wide risk management, under the leadership of the Group financial director. Best practice models and methodologies have been adopted, including those of the Institute of Risk Management South Africa.

The board's accountability for risk and risk management has been formally adopted in the board charter, and a risk management committee exists to assist the board in coordinating directors' responsibilities. Management's implementation of the risk strategy is aided by a number of initiatives. The Group has a responsible approach to risk, recognising the need for risk-taking as a normal part of business, but within the context of both internal and external circumstances from time to time. Structures have been put in place to ensure adherence to this philosophy and to the tolerance limits as determined by the board from time to time.

The risk policy statement explains the Group's stance on risk and internal control. This is supported by a formal risk management plan, which outlines the key processes of risk management within the organisation. Aspects such as internal risk reporting and management responsibilities for risk mitigation are included in the plan.

Risks facing the Group have been assessed within four key risk areas: strategic, financial, operational and regulatory. Management have conducted risk assessments and the results are maintained in risk registers. Management ownership of these risks has been determined and a system of assurance for key controls is in place, administered by the internal audit function.

Strategic risk The group operates in a dynamic and highly competitive environment. In order to ensure its future, the Group operates within a strategic plan that is developed by the executive team and approved by the board, that takes into account all facets of the environment within which the Group operates. This is reviewed on a regular basis.

Financial risk Details of some of the major financial risks to which the Group is exposed are described on pages 79/80 of the financial statements. The overall financial risk profile is monitored regularly via a range of forums, notably the Group audit committee, the actuarial review committee, the investment committee and a number of other internal executive committees. Financial performance is also monitored on a monthly basis by the executive team relative to the agreed plan.

Operational risk This covers a wide variety of risks, including general control failures, fraud, business continuity, sales production levels and pricing (including underwriting risks). These and other operational risks are addressed by a variety of approaches that centre on effective management reporting processes and internal controls, regular actuarial reviews and pricing approval processes and clear management accountability.

Regulatory risk The Group has a structured compliance function that monitors and manages the Group's compliance with the complex web of legislative and regulatory requirements, covering, *inter alia*, taxation, prudential supervision, market conduct regulation and Companies Act and JSE requirements.

The Group has extensive and rigorous internal control systems and processes in keeping with a large and complex organisation operating in a highly regulated business sector. The controls are des ssets of the Group.

These controls are based on established procedures and are implemented by trained personnel with an appropriate segregation of duties. Included in these controls are disaster recovery procedures that would enable critical business processes to continue to function in the event of a disaster. The effectiveness of these systems of control is monitored through, *inter alia*, the internal and external auditing functions, management and supervisory activities and adherence to performance standards.

The internal audit function operates under the Group audit committee mandate and agrees with the Group audit committee the scope and extent of work to be performed. The department, which reports administratively to the Group financial director, has unrestricted access to the Group chairman, the chairman of the Group audit committee and any other relevant person, committee or assets and records of the Group.

Nothing has come to the attention of the board to indicate that any material breakdown in the functioning of these controls has occurred during the period under review.

Corporate Governance

continued

Sage Group Limited directors' meetings

Directors attendance at board and committee meetings for the year ended 31 December 2003

	Sage Group board	Audit committee	Human resources committee	Actuarial review committee	Risk management committee	Nominations and corporate governance committee
Number of meetings	12	6	8	3	4	2
Director's name						
MP Adonisi	5/12		4/8			
DC Cronjé	11/12	4/5	4/4	3/3		2/2
JP Davies	12/12			3/3	1/1	
G Griffin	12/12	3/3	3/3	2/3	1/1	
JE Henderson (resigned 22/7/03)	9/9			2/2	1/2	
BM Ilsley	10/12	6/6			4/4	
L Kaplan	12/12			3/3	4/4	
RI Marsden (Based in the USA) (resigned 22/7/03)	4/9					
BA Myerson (appointed 22/7/03)	2/4					
B Nackan (resigned 22/7/03)	9/9					
BJ du Plessis (resigned 22/7/03)	7/9	2/3				
JH Postmus (resigned 22/7/03)	8/9					
HL Shill	12/12	6/6	6/6	3/3		
CD Stein (resigned 22/7/03)	4/9	2/3				
JA Treger (appointed 22/7/03)	2/4		1/2			
AF van Biljon (appointed 22/7/03)	4/4	3/3		1/1	1/1	
CL van Wyk	11/12	5/6	8/8	3/3		
T van Wyk	12/12	6/6	8/8			2/2
FJ Visser (appointed 18/11/03)	2/2					

(Denominator represents the number of meetings held and the numerator represents the number of meetings attended, during the period of appointment.)

Sustainability report

Sage's philosophy on sustainability

Sage's approach to sustainability flows from our commitment to all stakeholders, being shareholders, clients, agents and brokers, staff, regulators, the government and the South African community at large, to address the issues necessary to ensure the future well-being of the organisation.

We define sustainability as a function of firstly, the relevance of the enterprise and its activities to its stakeholders and, secondly, the development of the people, skills and processes necessary to sustain and develop the business going forward.

It is an enterprise-wide commitment to the ongoing development of future needs, as well as to ensuring that the enterprise grows and develops in sympathy with the needs of the communities it serves and other stakeholders.

To measure the effectiveness and impact of our sustainability model we assess sustainability using the "balanced scorecard" approach as set out below:

Financial sustainability

A fundamental objective of Sage is to provide an acceptable financial return to shareholders to maintain financial support from all providers of capital, without which the enterprise cannot continue to exist.

Achieving the enterprise's wide range of sustainability targets ultimately depends on financial performance, as reported on in the reviews and financial statements elsewhere in this report. As part of the strengthening of Group capital, the directors again decided, not to declare a dividend for the 2003 financial year.

The Group has set medium term financial return targets that acknowledge the need to accept some variability of results over a period of years, given the nature of the business and its overall dependence on investment returns. These targets guide the budgeting process from year to year.

In addition to the shareholder financial returns, an important aspect of the financial performance of the Group relates to the maintenance of adequate capital in order to meet the prudential requirements of the Regulators of our various businesses. These are adequately met; indeed, the capital adequacy ratio of Sage Life has improved over the year, due to self-generated margins and as a result of management action on a number of key issues, from cover of 1.53 times to 2.15 times.

Sustainability of customer support

In order to generate acceptable financial returns over time, the enterprise must seek to ensure continuing support from its customers. Without customer support, the enterprise will not be capable of meeting the financial targets expected by shareholders. The second leg to sustainability, therefore, monitors the enterprise's ability to meet customer expectations, its acceptance by its customers, the value/strength of the "brand" and the consequent growth in the customer base.

Appropriate advice, both at the point of sale and subsequently, service standards and value for money are key to long-term customer satisfaction. Much of this is ultimately captured in the overall "brand value" as perceived by customers, both existing and potential. Given the challenges of the past year, this is a matter of exceptional importance at this stage. The increase in voluntary termination rates during the past year was of particular concern, as it was a sign of customer and intermediary reservation regarding the Group's future. This has now abated, and termination rates have reverted to more normal levels.

The Group has a customer base of 246 000 clients via life assurance and unit trust products. Existing customers will contribute over R1 billion in recurring premiums to their life assurance contracts underwritten by Sage Life over the next year, and the Group is currently supported by over 1 500 active independent intermediaries. The Group manages R8,2 billion of assets on behalf of life assurance clients and R2,4 billion of unit trust investments for external clients. Management is committed to growing this support base further over the current year. Based on research which is undertaken on a regular basis to ascertain the views of both clients and intermediaries, steps are taken to continuously enhance the quality of Sage service levels.

Currently, the Group is engaged in a comprehensive brand revitalization exercise targeted to the ultimate benefit of all stakeholders. This process, together with ongoing research into refining market segmentation, will position Sage more effectively to meeting the needs and aspirations of our stakeholders.

Sustainability via Effective Business Processes

The third leg of sustainability assesses the business processes set in place by the enterprise to meet its commitments and to ensure delivery of its products and services to its customers. It also assesses the enterprise's activities designed to ensure that it can continue to develop, produce and deliver within the social milieu and regulatory environment within which it operates. Without appropriate processes that underpin the development, production and delivery of the enterprise's products to our customers, we cannot hope to sustain the organisation over the medium and longer-term.

Among the key business process initiatives within the Group during the year were the following:

• **Corporate governance** The Group's commitment to the highest level of Corporate Governance and the processes in place, are set out on pages 36 to 42.

• **Sales training** Sage Life's Sales Development and Training division has been accredited with Learning Provider status by the South African Qualifications Authority (SAQA), authorising the company to offer training and to register credits for its learners. These credits accumulate towards a National Qualification in terms of the National Qualification Framework (NQF).

The division has aligned all training material to Outcomes Based Education (OBE) and NQF methodologies and is currently developing skills programs aligned to the "National Qualification in Wealth Management" set at NQF level 5, which will enable Sage Life's financial planners to achieve the required credits for FAIS Fit & Proper purposes over the next three years. ABSA Insurance Brokers has selected Sage Life as a preferred training provider for these reasons.

Sage Life utilises proficiency testing and licensing for all agents to ensure their product knowledge on an ongoing basis across the range of the company's products. This process, which continues to be implemented together with significant financial planning technology, has fully prepared Sage for the progressive introduction of new legislation and regulatory supervision measures setting standards for and governing the conduct of intermediaries.

• **Systems development** This continues to take place in conjunction with a number of strategic partners. Significant development and implementation is underway, for both Individual and Employee Benefits administrative platforms. During 2004, there are a number of major deliverables that will impact on a range of business processes, and satisfactory progress is being made on all fronts in moving the Group towards its strategic objective of unified platforms for its retail business, on the one hand, and employee benefits on the other.

• **Risk management** 2003 saw the implementation of a comprehensive approach to enterprise risk management under the guidance of the Group financial director. The approach to risk management, including compliance and internal audit, is set out on pages 40 and 41 of this report.

• **Investment management** This process continues to evolve to meet new needs within the Group. Its success determines much of the value enjoyed by Group clients via a variety of investment-based products. The process is subject to continuous monitoring through the review of relative and absolute performance levels of the various investment portfolios. Much of the active investment management activity is outsourced to carefully selected asset management houses.

• **Financial management, budgeting & planning** During 2003, many of the financial management processes were upgraded. A new approach to budgeting and planning was introduced, and the Oracle general ledger system was implemented.

• **Corporate social investment** Sage is guided by a number of principles, which have shaped the development of the enterprise's social responsibility programme. These principles reflect the need for partnering with the communities within which we operate in projects designed to uplift the broader community, mentoring less privileged members of our community where possible, and gaining as much staff participation as possible in Sage projects. We channel our project involvement via the Sage Foundation which invested over R800 000 in a variety of projects during 2003. The Sage Foundation supports a wide variety of corporate social investments with a particular emphasis on projects in the areas of education and community development. The Foundation's capital base has been increased in recent years to R9 million, enabling it to steadily increase its contribution to community needs.

• **External communication** Sage is committed to a process of ongoing communication with its stakeholders to address material matters of interest to shareholders, the financial and investment community. Steps were taken during the year to enhance the level of communication between the Group and its various stakeholders. The Group's internet site (www.sage.co.za) has detailed information on the Group, including operations, products, investment approach, and performance, the annual reports and financial results presentations.

Sustainability through people & capabilities

This dimension addresses the development of the "competencies" and "culture" necessary for the ongoing development of the various business processes necessary to underpin the enterprise's range of activities.

These elements have a lagged effect on financial results, as success or failure here translates into improved or worsening financial results only over time. The Group has a continuously evolving framework that aims to promote the levels of commitment, skill and motivation within the enterprise in support of the enterprise's research and development and the growth and maintenance of the enterprise's intellectual capital as a whole.

Key aspects of this framework include:

• **Core values** Sage's core values are:
  - Commitment to customers
  - Commitment to the people of Sage
  - High ethical standards
  - Innovation
  - Commitment to South Africa

Awareness of these values is widely promoted throughout the Group.

• **Ethical standards** The Group promotes high ethical standards as embodied in its formal Code of Ethics that is outlined on page 36 of this report. The code is clearly articulated and forms an important part of the staff induction process. Organisational ethics are a function of culture, and we will continue to strive to maintain a culture of openness and integrity in all our interactions, both internally and externally.

• **People development** In line with its core values, Sage is committed to the ongoing development of its people in accordance with the following principles:

- Ensuring that our people have meaningful and productive careers and job satisfaction and that they continue to give us a competitive advantage.
- Empowering and developing all our people as active participants in a climate where quality and creativity are encouraged and recognised.
- Utilizing individual potential to the full.
- Ensuring appropriate incentivisation and remuneration structures.

Accordingly, the organisation conducts training and development at all levels, ranging from numeracy, literacy, learning assessment and life skills programmes to leadership and management development, including participation in programmes at leading universities and business schools.

• **Employment Equity** The Group complies with employment equity legislation and has submitted an employment equity plan and subsequent requisite reports in terms of the Employment Equity Act No 55 of 1998, which reflect that 68,9% of staff were from the designated groups at 31 December 2003 compared to a target of 69,1%. The Group has embraced the spirit of the Financial Services Charter and is taking measures to ensure compliance. Transformation is being embraced at all levels of the Group's operations. Affirmative action measures adopted form part of the requirements for employment equity compliance. Plans are reviewed annually and are in line with business objectives.

The Group is committed to affirmative action interventions whereby people from the previously disadvantaged groups are preferentially developed within the organisation by upgrading their skills, and are afforded opportunities for suitable advancement and career growth by the organisation. This is implemented without lowering standards and without threatening the career aspirations or expectations of current organisational members. These measures are designed to improve the under-representation of and to eliminate the barriers to advancement of, employees in the previously disadvantaged groups.

• **Internal communications** As previously mentioned, the Group believes in the importance of open and effective communications with all stakeholders, including staff. Accordingly, every effort is made to ensure transparent and timeous communication on key matters with staff, including organisational performance, business plans and other developments, from time to time.

• **Health and safety** The Group recognises its obligation to provide staff with a safe working environment, and to assist in the dissemination of information with regard to matters such as HIV/Aids. As an insurer, the Group is acutely aware of the impact of HIV/Aids on both the individual and society in general, and has established an AIDS committee that is focused on implementing a comprehensive interaction strategy with staff to improve understanding of and to deal with AIDS-related issues. The Group has not undertaken any survey to determine the prevalence of the epidemic amongst its staff.

By continuously monitoring the sustainability of the Group and its various business enterprises within the framework of the "balanced scorecard" as outlined above, the Group is laying the foundation of longer term sustainable growth for the benefit of all its stakeholders.

SAGE GROUP LIMITED

annual financial statements

for the year ended 31 December 2003

SAGE

Index

page 48	Certificate from the Company Secretary
page 48	Responsibility for and approval of the annual financial statements
page 49	Report of the independent auditors
page 50	**Sage Group Limited – annual financial statements**
page 50	Report of the Directors
page 52	Balance sheets
page 53	Income statements
page 54	Statement of changes in equity
page 56	Cash flow statements
page 57	Notes to the annual financial statements
page 86	Group segmental reporting
page 88	Interest in material subsidiaries
page 89	Sage Group Limited embedded value
page 90	Share analysis
page 91	Financial reviews
page 92	**Sage Life Limited**
page 92	Balance sheet
page 93	Income statement
page 94	Income statement reconciliation for the effect of AC133
page 95	Report by the statutory actuary
page 96	Statement of actuarial value of assets and liabilities
page 97	Notes to the statements of actuarial value of assets and liabilities
page 102	Group operating management
page 103	**Notice of annual general meeting**
page 105	**Form of proxy**
page 107	Administration
page 107	Shareholders' diary

Certificate from the Company Secretary

In terms of section 268G(d) of the Companies Act in South Africa, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the year ended 31 December 2003 all such returns as are required of a public company in terms of the Companies Act in South Africa and that all such returns are true, correct and up to date.

CS CANT
Company secretary

16 March 2004

Responsibility for and approval of the annual financial statements

The directors of the Company are responsible for the preparation of the annual financial statements of the Company and the Group set out on pages 50 to 88 which have been prepared in terms of South African Statements of Generally Accepted Accounting Practice.

It is the responsibility of the auditors to express an opinion on these annual financial statements based on their audit. The unqualified report of the joint auditors, Grant Thornton and KPMG Inc. appears on page 49.

The directors, supported by the Group audit committee, are satisfied that management maintained adequate accounting records and an effective system of internal controls. The annual financial statements have been prepared from the accounting records on the basis of the consistent use of appropriate accounting policies supported by reasonable and prudent judgments and estimates, and fairly present the state of affairs of the Company and the Group. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls and systems has occurred during the year under review.

The directors have no reason to believe that the Company and the Group will not be going concerns in the year ahead, based on forecasts and available cash resources. These financial statements have accordingly been prepared on this basis.

Against this background, the directors of the Company accept responsibility for the annual financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The annual financial statements were approved by the Board of directors and are signed on its behalf by:

DC Cronjé
Chairman

G Griffin
Group chief executive

16 March 2004

Report of the independent auditors

To the members of

SAGE GROUP LIMITED

We have audited the annual financial statements and Group annual financial statements of Sage Group Limited set out on pages 50 to 88 for the year ended 31 December 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the annual financial statements set out on pages 50 to 88 fairly present in all material respects the financial position of the Company and the Group as at 31 December 2003, and the results of their operations and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Grant Thornton

GRANT THORNTON
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
16 March 2004

Report of the directors

for the year ended 31 December 2003

Nature of business

Sage Group Limited is listed under Life Assurance on the JSE Securities Exchange South Africa and is the holding Company of the Sage Group of Companies. The Group's activities encompass life assurance, investment and unit trust management.

Share capital and financial position

Full details of the Company's share capital are given in note 8 to the financial statements. The total number of authorised ordinary shares was increased from 164 043 915 shares to 500 000 000 shares in terms of a special resolution passed at the annual general meeting on 29 May 2003. The total number of ordinary shares in issue increased by 212 121 212 shares to 367 086 074 shares during the year as a result of the following:

	Date	Number of shares	Amount R
– specific issue of shares for cash	13 June 2003	69 696 970	115 000 001
– renounceable rights offer to existing shareholders	30 June 2003	142 424 242	234 999 999
		212 121 212	350 000 000

Following the new issue of shares and the attributable earnings for the year, the ordinary Group shareholders' interest amounted to R123,9 million (2002: R249,2 million deficit).

Shareholders

According to the register of members, no company or individual was a holding company or controlling shareholder of the Company at the date of this report. Shareholdings of more than 5% of the issued ordinary capital are as follows:

	Number of shares	% of issued ordinary capital
ABSA Group Limited	78 074 706	21,3
Financial Securities Limited *	65 025 446	17,7
Mines Pension Funds	60 792 733	16,6
Transnet Retirement Fund**	30 303 030	8,3
Sagecor ***	28 418 578	7,7

* *Wholly-owned subsidiary of Remgro Limited*

** *Part of the AVASA Consortium to whom the specific issue of shares for cash was made on 13 June 2003 and which holds 19,9% of the issued ordinary share capital*

*** *Owned 50% by Shill Family interests; 50% by Financial Securities Limited*

Results for the year

The Group's operations in South Africa continue as normal. All international operations were disposed of by the Group at a nominal value with effect from 31 December 2002.

Headline earnings amounted to R61,2 million (nine months ended 31 December 2002 – Headline loss R48,0 million).

Dividends

No ordinary dividends have been paid or are proposed for the year.

Tangible and intangible assets

There has been no major change in the nature of the tangible and intangible assets of the Company or its subsidiaries, nor has there been any change in accounting policies relating to tangible and intangible assets.

Subsidiary companies

The financial information in respect of interests in material subsidiaries is set out on page 88 to the financial statements.

Directorate and secretary

The names of the directors of the Company are set out in note 16.6. CS Cant was the company secretary for the year under review.

At the annual general meeting of shareholders held on 19 May 2003, Drs. DC Cronjé, MP Adonisi, BM Ilsley, Messrs JP Davies and JE Henderson who had been proposed for re-election as directors of the Company, were reappointed as directors.

During the year Messrs BJ du Plessis, JE Henderson, RI Marsden, B Nackan, JH Postmus and CD Stein resigned. The Board thanks these gentlemen for their contributions to the Group during their periods in office.

During the year Messrs BA Myerson, JA Treger, AF van Biljon and FJ Visser were appointed to the Board.

In terms of the articles of association of the Company, Messrs L Kaplan, BA Myerson, JA Treger, AF van Biljon, CL van Wyk, T van Wyk and FJ Visser retire as directors at the forthcoming annual general meeting of the Company, but being eligible, offer themselves for re-election.

Directors' shareholdings

	31 December 2003			31 December 2002			
	Beneficial Held directly	**Held indirectly**	**Non-beneficial Held indirectly**	Share Scheme	Beneficial Held directly	Held indirectly	Non-beneficial Held indirectly
MP Adonisi	3 106	–	–		3 106	–	–
JP Davies	82 347	–	–	552 659	43 170	–	–
G Griffin	55 000	–	–		10 000	–	–
BM Ilsley	243 525	–	–	420 500	70 000	–	–
L Kaplan	–	–	–	367 696	–	–	–
HL Shill	1 575	2 006 174	15 079 639	638 001	1 575	2 006 174	15 079 639
CL van Wyk	–	1 307	–		–	1 307	–
	385 553	2 007 481	15 079 639	1 978 856	127 851	2 007 481	15 079 639

There have been no changes in these holdings between 31 December 2003 and the date of this report.

Details of the directors' remuneration for the year, service contracts and share options granted are set out in note 16.6 to the annual financial statements.

Special resolutions

At the general meeting of the shareholders of the Company held on 29 May 2003, a special resolution was passed amending the articles of association of the Company to allow for the increase in the authorised ordinary share capital by 335 956 085 shares to 500 000 000 shares.

Events subsequent to the balance sheet date

There are no material facts or circumstances that have occurred between the year end and the date of this report.

Balance sheets *at 31 December 2003*

		GROUP		COMPANY	
	Note	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
ASSETS					
Non-current assets		**7 511,4**	10 023,0	**901,2**	504,0
Tangible assets	2	**19,1**	22,5	**–**	–
Intangible assets	3	**65,2**	69,9	**–**	–
Interest in subsidiaries	4	**–**	–	**898,8**	501,1
Financial assets	5	**15,4**	27,4	**2,4**	2,9
Investments of the life assurance subsidiaries	6	**7 411,7**	9 903,2	**–**	–
Current assets		**652,5**	663,6	**83,2**	11,2
Inventories	7	**1,6**	6,1	**–**	–
Trade and other receivables		**329,2**	346,5	**80,7**	11,0
Cash and cash equivalents		**321,7**	311,0	**2,5**	0,2
Total assets		**8 163,9**	10 686,6	**984,4**	515,2
EQUITY AND LIABILITIES					
Ordinary shareholders' interest/(deficit)	8	**123,9**	(249,2)	**816,2**	470,6
Outside shareholder's interest		**–**	92,4	**–**	–
Total shareholders' interest/(deficit)		**123,9**	(156,8)	**816,2**	470,6
Non-current liabilities		**379,2**	558,4	**–**	–
Equity linked notes	9	**360,3**	558,4	**–**	–
Redeemable preference shares issued by subsidiary	10	**10,0**	–	**–**	–
Deferred taxation	11	**8,9**	–	**–**	–
Policyholder liabilities		**7 119,7**	9 506,9	**–**	–
Insurance contract liabilities	12.1	**4 262,8**	9 485,9	**–**	–
Investment contract liabilities	12.2	**2 823,0**	–	**–**	–
Deferred taxation	11	**33,9**	21,0	**–**	–
Current liabilities		**541,1**	778,1	**168,2**	44,6
Trade and other payables		**326,7**	420,3	**11,0**	22,7
Redeemable preference shares issued by subsidiaries	10	**–**	91,0	**–**	–
Short-term borrowings	13	**55,1**	107,9	**75,0**	–
Derivative liabilities	14	**102,9**	–	**80,1**	–
Taxation		**13,9**	36,9	**1,0**	–
Provisions	15	**42,5**	122,0	**1,1**	21,9
Total equity and liabilities		**8 163,9**	10 686,6	**984,4**	515,2

It is important to note that the 2003 figures in the financial statements are not necessarily comparable with 2002 due to the implementation of AC133, which does not require the restatement of comparatives.

Income statements *for the year ended 31 December 2003*

		GROUP		COMPANY	
		12 months 2003	9 months 2002	**12 months 2003**	9 months 2002
	Note	**Rm**	Rm	**Rm**	Rm
Sage Life operating (deficit)/surplus		**(19,3)**	128,3		
Net earnings/(loss) attributable to Sage Life shareholder's fund		**117,3**	(15,9)		
Other operating income		**33,1**	11,9	**–**	–
Attributable earnings from Sage Life operations, after taxation	16.1; 16.2	**131,1**	124,3	**–**	–
Other activities	16.3	**(14,0)**	(25,8)	**(15,1)**	(1 196,3)
Financing activities	16.4	**(54,9)**	125,0	**15,0**	(70,4)
Discontinued international operations	16.5	**15,1**	(460,3)	**15,1**	(16,0)
Profit/(loss) before taxation		**77,3**	(236,8)	**15,0**	(1 282,7)
Taxation	17	**2,7**	2,7	**1,5**	2,7
Net earnings/(loss) attributable to ordinary shareholders		**74,6**	(239,5)	**13,5**	(1 285,4)
Reconciliation of attributable earnings/(loss) to headline earnings/(loss)					
Net earnings/(loss) attributable to ordinary shareholders		**74,6**	(239,5)		
Adjustment for capital items		**(13,4)**	191,5		
Goodwill amortisation		**1,7**	1,3		
Discontinued international operations					
Impairment of assets		**–**	110,1		
Provision for costs		**(15,1)**	80,1		
Headline earnings/(loss)		**61,2**	(48,0)		
Headline earnings/(loss) per ordinary share (cents)	18	**23,5**	(32,0)		
Attributable earnings/(loss) per ordinary share (cents)	18	**28,7**	(159,8)		

It is important to note that the 2003 figures in the financial statements are not necessarily comparable with 2002 due to the implementation of AC133, which does not require the restatement of comparatives.

Group statement of changes in equity

for the year ended 31 December 2003

	Note	Ordinary shares Rm	Share premium Rm	Convertible debentures Rm	Capital redemption reserve Rm	Non-distributable reserves Rm	Accumulated deficit Rm	Total Rm
Balance at 31 March 2002		**1,5**	**1,0**	**45,2**	**–**	**0,2**	**(42,7)**	**5,2**
Consolidation of the share incentive schemes	24.2	–	(0,1)	(1,3)				(1,4)
Shares issued		0,1	17,5	(6,7)				10,9
Share issue expenses			(0,1)					(0,1)
Net loss attributable to ordinary shareholders							(239,5)	(239,5)
Ordinary dividends (7 October 2002: 25 cps)							(24,3)	(24,3)
Transfer from accumulated deficit to non-distributable reserves						1,0	(1,0)	–
Balance at 31 December 2002		**1,6**	**18,3**	**37,2**	**–**	**1,2**	**(307,5)**	**(249,2)**
AC133 transitional adjustment	24.1						(23,2)	(23,2)
Consolidation of the share incentive schemes	24.2	(0,1)	(8,3)	(37,2)			35,2	(10,4)
Shares issued		2,1	347,9					350,0
Share issue expenses			(17,9)					(17,9)
Net earnings attributable to ordinary shareholders							74,6	74,6
Transfer to capital redemption reserve	8.2				0,8		(0,8)	–
Transfer to accumulated deficit from non-distributable reserves						(0,3)	0,3	–
Balance at 31 December 2003		**3,6**	**340,0**	**–**	**0,8**	**0,9**	**(221,4)**	**123,9**

Company statement of changes in equity

for the year ended 31 December 2003

	Note	Ordinary shares Rm	Share premium Rm	Convertible debentures Rm	Capital redemption reserve Rm	Retained earnings Rm	Total Rm
Balance at 31 March 2002		**1,5**	**1,0**	**45,2**	**–**	**1 721,9**	**1 769,6**
Shares issued		0,1	17,5	(6,7)	–		10,9
Share issue expenses		–	(0,1)	–	–		(0,1)
Net loss attributable to ordinary shareholders						(1 285,5)	(1 285,5)
Ordinary dividends (7 October 2002: 25 cps)						(24,3)	(24,3)
Balance at 31 December 2002		**1,6**	**18,4**	**38,5**	**–**	**412,1**	**470,6**
Shares issued		2,1	347,9				350,0
Share issue expenses			(17,9)				(17,9)
Net earnings attributable to ordinary shareholders						13,5	13,5
Transfer to capital redemption reserve	8.2				0,8	(0,8)	–
Balance at 31 December 2003		**3,7**	**348,4**	**38,5**	**0,8**	**424,8**	**816,2**

Cash flow statements *for the year ended 31 December 2003*

	Note	GROUP 12 months 2003 Rm	GROUP 9 months 2002 Rm	COMPANY 12 months 2003 Rm	COMPANY 9 months 2002 Rm
Cash flows from operating activities		**(48,0)**	(127,5)	**(121,2)**	74,7
Cash generated/(utilised) by operations	19.1	**54,4**	(24,4)	**(86,3)**	140,6
Finance costs		**(57,5)**	(56,5)	**(34,4)**	(38,5)
Taxation paid	19.2	**(44,9)**	(22,3)	**(0,5)**	(3,1)
Cash (utilised)/available from operating activities		**(48,0)**	(103,2)	**(121,2)**	99,0
Dividends paid	19.3	**–**	(24,3)	**–**	(24,3)
Cash flows of life assurance subsidiaries' activities		**96,5**	45,7	**–**	–
Cash flows from investing activities		**(15,9)**	(11,1)	**(283,6)**	(86,0)
Investments to maintain operations		**(6,0)**	(5,2)	**–**	–
Replacement of tangible assets		**(6,9)**	(7,8)	**–**	–
Proceeds on disposal of tangible assets		**0,9**	2,6	**–**	–
Net acquisition and development of intangible assets		**(11,5)**	(30,3)	**–**	–
Decrease/(Increase) in financial assets	19.4	**1,6**	24,4	**2,7**	(3,9)
Increase in interest in subsidiaries	19.5	**–**	–	**(286,3)**	(82,1)
		32,6	(92,9)	**(404,8)**	(11,3)
Cash flows from financing activities		**(21,9)**	22,0	**407,1**	10,7
Movement in outside shareholder's interest		**(92,4)**	–	**–**	–
Repurchase and cancellation of 8% equity linked notes	19.6	**(103,1)**	–	**–**	–
Shares issued		**350,0**	10,9	**350,0**	10,9
Share issue expenses		**(17,9)**	(0,2)	**(17,9)**	(0,2)
Redemption of preference shares issued by subsidiaries		**(81,0)**	(17,5)		
(Decrease)/increase in short-term borrowings		**(77,5)**	28,8	**75,0**	–
Net increase/(decrease) in cash and cash equivalents		**10,7**	(70,9)	**2,3**	(0,6)
Cash and cash equivalents at beginning of year		**311,0**	381,9	**0,2**	0,8
Cash and cash equivalents at end of year		**321,7**	311,0	**2,5**	0,2
Policyholder cash		**260,0**	208,3	**–**	–
Shareholder cash		**61,7**	102,7	**–**	–

Notes to the annual financial statements

for the year ended 31 December 2003

1 Accounting policies

The Group financial statements are prepared on the going concern basis using the historical cost basis, except for those items which are carried at fair value in terms of the relevant South African Statements of Generally Accepted Accounting Practice.

The Group has adopted the principles of AC133 – Financial Instruments: Recognition and Measurement, which became effective for financial years commencing on or after 1 July 2002. (note 1.6). In accordance with AC133:

- The principles of the statement are applied prospectively and historical figures are not adjusted to the new basis of accounting, rather the cumulative effect on prior years is dealt with as an opening transitional adjustment to retained earnings/accumulated deficit.
- Contracts with policyholders are now classified as either investment or insurance contracts. Insurance contracts are those contracts which carry significant insurance risk. Where no significant insurance risk exists, contracts are classified as investment contracts. Insurance contracts continue to be accounted for in terms of actuarial guidance note PGN104. Investment contracts now fall within the scope of AC133 and are accounted for in terms of that statement. The liabilities in respect of each are disclosed separately on the balance sheet.
- Premiums, investment returns, benefit payments, sales remuneration and taxation in respect of investment contracts are not included in the income statement of the Life operation, but are accounted for directly against the investment contract liabilities.

A draft International Financial Reporting Standard (IFRS) on Insurance Contracts (Phase I) (ED5) was issued for comment on 31 July 2003. This standard is due to come into force for listed insurers in Europe and Australia in 2005. The prior implementation of AC133 in South Africa has, however, raised many uncertainties about aspects of the statement relating to the insurance sector. An ongoing process is underway to develop guidance for this sector, from both an accounting and an actuarial perspective.

The principal accounting policies of the Group and the Company are set out below and, except as set out above and in note 1.1, are consistent with those of the previous year. These policies comply with South African Statements of Generally Accepted Accounting Practice.

1.1 Basis of consolidation

The Group financial statements incorporate those of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Group has the power to exercise control, usually represented by an interest of more than half of the voting rights. The results of any subsidiaries acquired or disposed of during the year are included from the effective dates of acquisition and up to the effective dates of disposal.

All intercompany transactions and resulting profits and losses between Group companies are eliminated on consolidation.

The share incentive schemes have been consolidated for the first time into the Group financial statements as the schemes are under the effective control of the Group. Unallocated shares held in the schemes are treated as treasury shares and are deducted from the number of shares in issue in determining the issued share capital and earnings per share.

Any gains or losses on the value of the unallocated shares held by the share incentive schemes are accounted for directly in equity in the statement of changes in equity, and no profit or loss is recognised in the income statement.

Changes arising from the consolidation of the share incentive schemes have been applied retrospectively as required by South African Statements of Generally Accepted Accounting Practice. Comparative figures have been adjusted accordingly. The financial effects of this change are set out in note 24.2.

1.2 Tangible assets

Equipment and vehicles are reflected at cost less accumulated depreciation and any impairment losses. Depreciation is charged on the straight-line basis over the estimated useful lives of the assets.

The estimated maximum useful lives are three to ten years for equipment and five years for vehicles.

Notes to the annual financial statements

for the year ended 31 December 2003 continued

1.3 Intangible assets

1.3.1 Software in use and under development

Software is reflected at cost less accumulated amortisation and any impairment losses. Software development costs are recognised only when the costs can be reliably measured and the attributable future economic benefits are assured.

Purchased software is amortised over a maximum of three years. Developed software is amortised over a maximum of five years. Assets are further impaired to the extent that any unamortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.3.2 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of that entity at the date of acquisition.

Goodwill is carried at cost less accumulated amortisation and any impairment losses and is amortised over the estimated economic lives with a maximum of twenty years. It is further written down to the extent that any amortised balance will, in all probability, no longer be recovered through future expected economic benefits.

1.4 Investment properties

Investment properties, including property subsidiaries, are shown at fair value of the respective properties and property portfolios. Properties are valued individually by an external consultant on an annual basis in accordance with open market fundamentals.

1.5 Interest in subsidiaries

In the Company financial statements investments in subsidiaries are stated at fair value which, in the case of the life assurance subsidiary, is based on the embedded value of the subsidiary. Any movements in fair value are recognised through the income statement.

1.6 Financial instruments

Financial instruments comprise all assets and liabilities carried on the balance sheet with the exclusion of investments in subsidiaries, tangible and intangible non-current assets, inventories, deferred tax assets or liabilities and insurance contract liabilities.

On initial recognition, financial instruments are recognised on trade date at cost, including transaction costs, and are subsequently measured as follows:

1.6.1 Financial assets

Trade and other receivables originated by the enterprise and policyholder loans are carried at amortised cost less impairment losses. All other assets held to meet policyholder liabilities and shareholder assets are stated at fair value, and fair value movements are reflected in the income statement. The fair values of financial assets are determined as follows:

1.6.1.1 Listed equities, unit trust units and property trust units are carried at fair value which is determined with reference to quoted market prices.

1.6.1.2 Government, public utility, municipal bonds and other interest-bearing instruments are reflected at market value.

1.6.2 Financial liabilities

Investment contract liabilities have been reflected separately from insurance contract liabilities. Investment contracts are defined as those policies which do not carry significant insurance risk. Investment contract liabilities are reflected at fair value. Fair value has been determined with reference to the guidance in PGN104 on investment contracts. Fair value movements are accounted for in the income statement.

Trade and other payables originated by the enterprise are carried at amortised cost. All other liabilities are stated at fair value, and fair value movements are reflected in the income statement. The fair values have been determined as follows:

1.6.2.1 The equity linked note liability and the related embedded derivative are reflected in the balance sheet on a combined basis at fair value.

1.6.2.2 All derivative instruments are reflected in the balance sheet at fair value and any gains or losses on these instruments are reflected in income.

1.6.3 Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise the asset and consequently transfers the substantive risks and benefits associated with the asset on trade date. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is legally extinguished.

1.7 Inventories

Inventories are valued at the lower of cost and net realisable value.

1.8 Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, or goodwill, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount of the asset increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in previous years. For goodwill, a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

1.9 Translation of foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange differences are dealt with in the income statement in the year in which the difference occurs.

Non-monetary assets and liabilities of subsidiaries which are considered to be integrated foreign operations, are translated at historic rates of exchange, with monetary assets and liabilities being translated at rates of exchange ruling at the financial year-end. Income and expenditure of these subsidiaries is translated at the weighted average rate of exchange during the year. Exchange differences arising from the translation of integrated foreign operations are dealt with in the income statement in the year in which the difference occurs.

Notes to the annual financial statements

for the year ended 31 December 2003 continued

1.10 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.11 Turnover

Turnover is not a concept relevant to the business of insurance and accordingly no turnover figure is disclosed.

1.12 Revenue and expense recognition

Premiums, investment returns, benefit payments, sales remuneration and taxation in respect of investment contracts are not included in the income statement of the Life operation, but are accounted for directly against investment contract liabilities. Policy fees on investment contracts are accounted for in the income statement on an accrual basis when the service is rendered.

Revenue and expenses under insurance contracts are recognised as follows:

1.12.1 Premium income

Individual insurance contract premiums are recognised when they become due and payable by the policyholders.

Employee benefits insurance contract premiums are recognised when they become due and payable if collection is reasonably certain, otherwise premiums are recognised on a cash basis.

1.12.2 Benefit payments

Benefit payments are accounted for when claims are intimated.

1.12.3 Commissions and other sales remuneration

Commissions and other sales remuneration are recognised when incurred.

1.12.4 Marketing and other administration expenses

Marketing and administration expenses, including head office and branch administration expenditure, marketing and development expenditure as well as other non-commission related expenditure, are expensed as incurred.

1.13 Sage Life operating surplus

The surplus on the Life operations attributable to shareholders is calculated in terms of the actuarial guidance note PGN104, providing for actuarially determined movements in policyholder liabilities.

1.14 Investment income

Investment income comprises interest, dividends and net rentals.

Dividends received from listed investments are recognised on the last day to trade, and in respect of unlisted investments are recognised on the date of declaration of the dividend by the investee. Interest income and other investment income is recognised on an accrual basis.

1.15 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Capital gains tax balances are reflected at current value and have not been discounted. Deferred capital gains tax relating to the assets underlying the policyholder liabilities is reflected separately on the balance sheet.

1.16 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

1.17 Dividends paid/capitalisation issues

Where the Company awards capitalisation shares and the shareholders are entitled to decline the capitalisation award in respect of the whole or any part of their shareholding and elect a cash dividend instead, the cash amount paid is reflected in the statement of changes in equity as dividends paid. The nominal value of the capitalisation shares to be issued is charged against the capital redemption reserve.

1.18 Employee benefits

1.18.1 Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, annual and sick leave, medical and other contributions, is recognised during the year in which the employee renders the related service.

Long-term benefits, such as long service leave are recognised and provided for at balance sheet date based on current salary rates.

1.18.2 Retirement benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees, the assets of which are held in separate funds.

These plans are funded by contributions from the Group and employees. Contributions to a defined contribution plan in respect of service in a particular year are recognised as an expense in that year. Current service costs in respect of a defined benefit plan are recognised as an expense in the current year. The defined benefit liability, current service costs and post service costs are determined by using the projected unit credit method. Past service costs, experience adjustments, the effects of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees in a defined benefit plan are recognised as an expense or as income systematically over the expected remaining working lives of those employees, (except in the case of certain plan amendments where the use of a shorter time period is necessary to reflect the receipt of economic benefits by the enterprise).

1.18.3 Post-retirement medical benefits

No contributions are made to the medical aid of retired employees.

1.19 Segmental reporting

The business segments are Life assurance, comprising investment contract and insurance contract business as well as unit trusts and other financial services.

The basis of segmental reporting is representative of the internal structure used for management reporting.

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP 2003 Rm	2002 Rm
2 Tangible assets		
Cost	**62,6**	80,7
Equipment	**42,3**	59,2
Vehicles	**20,3**	21,5
Depreciation and impairment losses	**(43,5)**	(58,2)
Equipment	**(32,0)**	(47,7)
Vehicles	**(11,5)**	(10,5)
Net carrying value	**19,1**	22,5
2.1 Analysis of movements in net carrying value		
Opening balance	**22,5**	45,5
Additions	**6,9**	7,8
– equipment	**4,1**	3,5
– vehicles	**2,8**	4,3
Impairment of assets	**–**	(14,6)
Disposals	**(1,7)**	(2,2)
– equipment	**(0,2)**	(1,0)
– vehicles	**(1,5)**	(1,2)
Depreciation	**(8,6)**	(14,0)
– equipment	**(5,1)**	(11,1)
– vehicles	**(3,5)**	(2,9)
Closing balance	**19,1**	22,5

	GROUP 2003 Rm	GROUP 2002 Rm

3 Intangible assets

	2003 Rm	2002 Rm
Cost	**114,4**	124,1
Software	**80,6**	90,3
Goodwill	**33,8**	33,8
Amortisation and impairment losses	**(49,2)**	(54,2)
Software	**(29,4)**	(36,0)
Goodwill	**(19,8)**	(18,2)
Net carrying value	**65,2**	69,9

Analysis of movements in net carrying value

	2003 Rm	2002 Rm
Opening balance	**69,9**	89,5
Additions – software	**11,8**	30,4
Software in use	**10,1**	19,7
Software under development	**1,7**	10,7
Disposals – software	**(0,3)**	(0,1)
Impairment of assets	**–**	(31,2)
– software	**–**	(7,3)
– goodwill	**–**	(23,9)
Amortisation	**(16,2)**	(18,7)
– software	**(14,5)**	(17,4)
– goodwill	**(1,7)**	(1,3)
Closing balance	**65,2**	69,9

	COMPANY 2003 Rm	COMPANY 2002 Rm

4 Interest in subsidiaries

	2003 Rm	2002 Rm
Shares, at fair value less amounts written off (note 13.2)	**2 104,6**	2 129,1
Net amounts owing to subsidiaries	**(1 205,8)**	(1 182,8)
	898,8	946,3
Less: Redemption obligation on preference shares redeemed during the year (note 8.2)	**–**	445,2
	898,8	501,1

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
5 Financial assets				
Unit trust units	**14,8**	23,4	**–**	–
Unlisted investments				
– amounts advanced to share incentive schemes	**–**	–	**2,4**	2,9
– amounts advanced to share incentive scheme participants	**–**	3,4	**–**	–
– Other	**0,6**	0,6	**–**	–
	15,4	27,4	**2,4**	2,9

	GROUP	
	2003 Rm	2002 Rm
6 Investments of the Life Assurance Subsidiaries		
6.1 Sage Life Limited		
Listed investments	**1 830,4**	2 183,7
– shares (note 14)	**870,1**	1 252,0
– property trust units	**41,5**	46,7
– foreign securities	**918,8**	885,0
Unit trust units	**3 544,5**	2 788,3
Foreign cash and cash equivalents	**69,9**	113,9
Government, public utility and municipal stock	**1 479,5**	1 297,4
Debentures, mortgages and loans	**2,3**	10,6
Investment properties (note 6.2)	**397,3**	481,0
Loans secured against contracts with policyholders	**87,8**	85,3
	7 411,7	6 960,2
Sage Life Assurance of America Inc.		
– discontinued	**–**	2 943,0
	7 411,7	9 903,2

	GROUP 2003 Rm	2002 Rm

6 *Investments of the Life Assurance Subsidiaries continued*

6.2 Investment properties

	2003 Rm	2002 Rm
Market value at the beginning of the year	**481,0**	532,5
Additions	**6,8**	24,6
Disposals	**(66,6)**	(53,6)
Fair value adjustments	**(23,9)**	(22,5)
Market value at the end of the year (Cost R328,5 million (2002 R407,6 million))	**397,3**	481,0
Held by:		
Policyholders	**316,3**	383,3
Shareholders	**81,0**	97,7
	397,3	481,0
Investment properties comprise :		
Office buildings	**270,2**	312,1
Industrial buildings	**–**	10,5
Residential buildings	**37,6**	57,8
Commercial and industrial land	**89,5**	100,6
	397,3	481,0

A register of all properties is available for inspection at the Company's registered office.

7 *Inventories*

	2003 Rm	2002 Rm
Property	**1,4**	5,8
– work in progress	**–**	3,0
– completed developments	**1,4**	2,8
Unit trust units	**0,2**	0,3
	1,6	6,1

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm

8 *Ordinary shareholders' interest/(deficit)*

	GROUP 2003 Rm	GROUP 2002 Rm	COMPANY 2003 Rm	COMPANY 2002 Rm
Ordinary share capital (note 8.1)	**3,6**	1,6	**3,7**	1,6
Share premium (note 8.3)	**340,0**	18,3	**348,4**	18,4
Capital redemption reserve	**0,8**	–	**0,8**	–
Non-distributable reserves (note 8.4)	**0,9**	1,2	**–**	–
(Accumulated deficit)/retained earnings	**(221,4)**	(307,5)	**424,8**	412,1
Compulsorily convertible debentures (note 8.5)	**–**	37,2	**38,5**	38,5
	123,9	(249,2)	**816,2**	470,6

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
8 Ordinary shareholders' interest/(deficit) *continued*				
8.1 Ordinary share capital				
Authorised				
500 000 000 shares of 1 cent each (2002: 164 043 915)	**5,0**	1,6	**5,0**	1,6
The authorised share capital was increased from 164 043 915 shares of 1c each to 500 000 000 shares of 1c each following a special resolution approved in a general meeting of shareholders on 29 May 2003.				
In terms of a shareholders' resolution dated 19 May 2003 the unissued shares are under the control of the directors. The authority remains in force until the forthcoming annual general meeting.				
Issued				
367 086 074 shares of 1 cent each (2002: 154 964 862)	**3,7**	1,6	**3,7**	1,6
Less: 4 799 815 treasury shares held by the share incentive scheme (2002: 30 625)	**(0,1)**	–		
362 286 259 shares of 1 cent each (2002: 154 934 237)	**3,6**	1,6	**3,7**	1,6
On 13 June 2003 a special issue of 69 696 970 shares for cash took place at R1,65 per share. This was followed by a renounceable rights issue of 142 424 242 shares at R1,65 per share, which shares were listed on 30 June 2003				
8.2 Preference share capital				
Variable rate redeemable "A" preference shares				
Authorised and issued				
80 951 085 shares of 1 cent each	**–**	0,8	**–**	0,8
Share premium redemption obligation (note 8.3)	**–**	444,4	**–**	444,4
	–	445,2	**–**	445,2
Less: Set off against interest in subsidiaries (note 4)	**–**	445,2	**–**	445,2
	–	–	**–**	–

The variable rate redeemable "A" preference shares were ordinary shares held by Sage Holdings Limited and converted to preference shares in terms of a scheme of arrangement entered into in 1992. All outstanding variable rate redeemable "A" preference shares were redeemed by the Company during the year, with a transfer to the capital redemption reserve equal to the nominal value of the shares redeemed.

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
8.3 Share premium				
Premium at the beginning of the year	**462,8**	445,4	**462,8**	445,4
Share premium utilised on the redemption of preference shares	**(444,4)**		**(444,4)**	
Share premium arising from the issue of new ordinary shares	**347,9**	17,5	**347,9**	17,5
Share issue expenses written-off	**(17,9)**	(0,1)	**(17,9)**	(0,1)
Premium at the end of the year	**348,4**	462,8	**348,4**	462,8
Less: redemption obligation on variable rate redeemable "A" preference shares (note 8.2)	**–**	(444,4)	**–**	(444,4)
Net premium at the end of the year	**348,4**	18,4	**348,4**	18,4
Less: treasury shares held by the share incentive schemes	**(8,4)**	(0,1)	**–**	–
	340,0	18,3	**348,4**	18,4
8.4 Non-distributable reserves				
Foreign exchange translation gains	**0,1**	0,1	**–**	–
Contingency reserve held in subsidiary	**0,8**	1,1	**–**	–
	0,9	1,2	**–**	–
8.5 Compulsorily convertible debentures				
1 975 354 debentures in issue (2002: 1 975 354)	**38,5**	38,5	**38,5**	38,5
Less: debentures held by the share incentive schemes	**(38,5)**	(1,3)	**–**	–
	–	37,2	**38,5**	38,5

The debentures are issued in terms of the Group's share incentive schemes for employees. The debentures are unsecured and compulsorily convertible into ordinary shares on a one-for-one basis over a period of seven years starting from the respective issue dates (at the discretion of the trustees). They bear interest at a variable rate which was 12,0% at 31 December 2003 (2002: 13,5%).

During the year the share incentive schemes purchased all issued debentures from the share scheme participants. The debentures held by the share incentive schemes have been eliminated on consolidation.

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP 2003 Rm	GROUP 2002 Rm
8.6 The build-up shareholders' funds in Sage Group Limited from those in Sage Life		
Shareholder's fund – Sage Life Limited	**726,7**	671,7
Listed investments – ABSA	**440,7**	434,6
Other investments		
– Unlisted subsidiaries	**104,0**	161,8
Net asset value	**21, 5**	(1,2)
Revaluation adjustments	**82,5**	163,0
Properties	**81,0**	97,7
Other interest bearing investments	**82,2**	7,8
Current and other assets	**42,8**	–
Taxation and amount due to policyholders	**(24,0)**	(30,2)
Adjustments to fair value of Sage Life subsidiaries	**(82,5)**	(163,0)
Shareholder's fund of Sage Life Limited at net asset value	**644,2**	508,7
International operations	**–**	27,2
ELNs	**(385,0)**	(558,4)
Other interest bearing debt	**(40,4)**	(188,9)
– Gross	**(115,4)**	(198,9)
– Preference shares issued by Sage Life subsidiary	**–**	10,0
– Intercompany loan	**75,0**	–
Goodwill	**13,9**	15,6
Tangible and intangible assets	**4,0**	33,7
Net working capital	**(112,8)**	(87,1)
Shareholders' interest/(deficit) Sage Group Limited	**123,9**	(249,2)

9 Equity linked notes

	GROUP 2003 Rm	GROUP 2002 Rm	GROUP 2003 US$m	GROUP 2002 US$m
9.1				
9 658 8% unsecured equity linked notes due 2005 (2002: 13 000 notes)				
Converted at the exchange rate ruling at the date of the balance sheet.				
Opening balance	**558,4**	739,9	**65,0**	65,0
Effect of transitional adjustment on ELN	**12,3**	–	**1,4**	–
– Total transitional AC133 adjustment	**23,2**	–	**2,7**	–
– Capitalised ELN costs written off	**(10,9)**	–	**(1,3)**	–
Repurchases	**(116,4)**	–	**(16,7)**	
Foreign exchange profit (note 16.4)	**(116,2)**	(181,5)		
Fair value adjustment (note 16.4)	**46,9**	–	**8,4**	–
Closing balance	**385,0**	558,4	**58,1**	65,0
Less: Current portion of the liability included in short-term borrowings (note 13)	**(24,7)**	–	**(3,7)**	–
	360,3	558,4	**54,4**	65,0

9.2 The notes were issued on 22 June 2001 at a price of US$5 000 per note by Sage International Finance Limited and are fully guaranteed by Sage Group Limited. Unless previously repurchased or redeemed by the Group, the notes will be redeemed at their issue price on 31 July 2005.

9.3 The issuer may redeem all notes at any time, upon 30 to 60 days notice, from 31 July 2004, at their issue price, if:

– the market value per ABSA Group Limited share exceeds US$6,59; or

– repurchases and/or redemptions have been effected in respect of more that 90% of the notes.

However, noteholders have the right to redeem their notes at any time from 31 July 2003 until 24 July 2005 (up to 7 days before the notice of the issuer expires) at a price per note equal to the market value of an ABSA Group Limited share, in US$, multiplied by 947,982. As at 31 December 2003 parity was 121% (2002: 70%) and there have been no early redemptions by noteholders.

9.4 Interest is payable semi-annually in arrear on 31 January and 31 July.

9.5 During the course of the year 3 342 units were repurchased by the Goup and cancelled. (note 16.4)

9.6 A forward exchange contract has been entered into in respect of the liability and interest payments (note 14).

	GROUP	
	2003 Rm	2002 Rm

10 Redeemable preference shares issued by subsidiaries

	2003 Rm	2002 Rm
Total	**10,0**	91,0
Less: current portion of liability included in current liabilities	**–**	(91,0)
	10,0	–

Preference share capital with a variable rate dividend of 72% of the bank overdraft prime rate.

The redemption date in respect of these preference shares is 31 March 2005.

11 Deferred taxation

	2003 Rm	2002 Rm
Deferred capital gains tax relating to policyholder investments	**33,9**	21,0
Deferred capital gains tax relating to shareholder investments	**8,0**	–
Other temporary differences	**0,9**	–
	42,8	21,0
Less: included in policyholder liabilties	**(33,9)**	(21,0)
	8,9	–

12 Policyholder liabilities

12.1 Insurance contract liabilities

The movements in the insurance contract liabilities for the year were as follows:

	2003 Rm	2002 Rm
Balance at the beginning of the year	**9 485,9**	
International separate account liabilities discontinued	**(2 823,4)**	
	6 662,5	
Reclassification to investment contract liabilities in terms of AC133	**(2 831,3)**	
Transfer from Sage Life income statement	**431,6**	
Balance at end of year	**4 262,8**	

12.2 Investment contract liabilities

The movements in the investment contract liabilities for the year were as follows:

	2003 Rm	2002 Rm
Reclassification from insurance contract liabilities in terms of AC133	**2 831,3**	
Net premium income	**260,5**	
Investment returns	**375,2**	
Policyholder benefits	**(607,7)**	
Sales remuneration	**(6,1)**	
Direct tax		
– Deferred capital gains tax	**(5,1)**	
– Retirement funds tax	**(4,0)**	
Transfer of policy fees and fair value adjustment of investment contract liabilities	**(21,1)**	
Balance at end of year	**2 823,0**	

Notes to the annual financial statements

for the year ended 31 December 2003 continued

12 Policyholder liabilities *continued*

12.3 Investment contract liabilities become payable as follows:

	GROUP 2003 Rm	GROUP 2002 Rm
Payable within one year	**417,2**	
Payable within two to five years	**925,9**	
Payable after five years	**1 479,9**	
	2 823,0	

12.4 Total policyholder liabilities

Actuarial liabilities under unmatured insurance and investment contracts comprise the following:

	GROUP 2003 Rm	GROUP 2002 Rm
– Market related business	**3 943,9**	3 509,7
– Smooth bonus business	**633,6**	631,0
– With-profits reversionary bonus business	**318,0**	302,3
– Non-profit business	**1 151,6**	1 231,0
– Annuity business	**1 072,6**	1 009,5
	7 119,7	6 683,5
– Discontinued international operations	**–**	2 823,4
	7 119,7	9 506,9

The report of the statutory actuary on the financial position of Sage Life Limited together with the statement of actuarial value of assets and liabilities is set out on pages 95 to 101 of this report.

13 Short-term borrowings

	GROUP 2003 Rm	GROUP 2002 Rm	COMPANY 2003 Rm	COMPANY 2002 Rm
Interest-bearing borrowings	**30,4**	107,9	**75,0**	–
– Loan from Sage Life Limited	**–**	–	**75,0**	–
– Bank borrowings	**24,4**	101,9	**–**	–
– Other borrowings	**6,0**	6,0	**–**	–
Current portion of equity linked note liability (note 9)	**24,7**	–	**–**	–
	55,1	107,9	**75,0**	–

13.1 The loan from Sage Life Limited is unsecured, payable on demand and bears interest at the bank overdraft prime rate.

13.2 Bank facilities totalling R56,6 million, of which R24,4 million has been utilised, are secured by means of a pledge of 22,7% of the ordinary shares in Sage Life Limited. (note 22.5)

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm

14 *Derivative liabilities*

Currency instruments	**80,1**	–	**80,1**	–
Currency derivative instruments are utilised to hedge against movements in the rand/US dollar exchange rate so as to provide some certainty regarding the equity linked note liability. Current unmatured instruments have a maturity of less than 1 year. The nominal value of the contracts is US$57.5 million which relates to the capital outstanding and interest payments on the equity linked notes.				
The forward rate on the contract as at 31 December 2003 was R8,01/US$1. (note 16.4)				
Equity instruments	**22,8**	–	–	–
Equity derivative instruments of a 6-month duration are utilised to hedge against adverse movements in the fair value of 4,77 million shares in ABSA Group Limited held by the Sage Life Limited shareholder's fund. (note 6.1)				
	102,9	–	**80,1**	–

15 *Provisions*

Employee related provisions	**32,4**	33,7	–	–
Opening balance	**33,7**	17,6	–	–
Charge to income statement	**25,8**	110,2	–	–
Utilised during year	**(27,1)**	(94,1)	–	–
Other provisions	**10,1**	88,3	**1,1**	21,9
Opening balance	**88,3**	46,3	**21,9**	–
Charge to income statement	–	116,4	–	21,9
Reversed during the year (note 16.5)	**(15,1)**	–	**(15,1)**	–
Utilised during year	**(63,1)**	(74,4)	**(5,7)**	–
	42,5	122,0	**1,1**	21,9
Included in the above are provisions for:				
Leave pay	**25,2**	23,5	–	–
Bonuses	**4,4**	0,3	–	–
Discontinuation of international operations	**1,1**	93,7	**1,1**	16,0

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm
16 Profit/(loss) before taxation				
16.1 Reconciliation of the Sage Life Limited operating surplus to the Group attributable earnings from operations, after taxation				
Sage Life Limited surplus/(deficit)	**55,0**	(1 057,2)		
Operating (deficit)/surplus	**(19,3)**	128,3		
Return on shareholder's funds	**74,3**	(1 185,5)		
Reversal of adjustments to fair value of subsidiaries	**67,8**	1 181,5		
Undistributed earnings of subsidiaries	**8,3**	–		
Group attributable earnings from Sage Life operations, after taxation	**131,1**	124,3		
Reflected as follows:				
– Sage Life operating (deficit)/surplus	**(19,3)**	128,3		
– Net earnings/(loss) attributable to Sage Life shareholder's fund	**117,3**	(15,9)		
– Other operating income	**33,1**	11,9		
	131,1	124,3		
16.2 Attributable earnings from operations, after taxation includes the following:				
Income				
Life assurance subsidiary	**594,2**	482,7		
– Listed dividends	**53,7**	56,8		
– Unlisted dividends	**51,8**	21,9		
– Listed interest	**52,0**	25,7		
– Unlisted interest	**176,9**	93,8		
– Other investment income	**–**	199,3		
– Realised and unrealised surpluses on investments	**635,0**	85,2		
Transfer of investment returns to investment contract liabilities	**(375,2)**	–		
Other investments	**12,2**	5,5	**4,4**	–
– Listed dividends	**2,3**	3,9	**–**	–
– Unlisted dividends	**0,3**	0,4	**–**	–
– Unlisted interest	**9,6**	1,2	**4,4**	–

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm

16 Profit/(loss) before taxation *continued*

Charges				
Depreciation and amortisation	**(23,1)**	(31,4)	**–**	–
– Tangible assets	**(8,6)**	(14,0)		
– Intangible assets (excluding goodwill)	**(14,5)**	(17,4)		
Operating lease charges				
– Fixed property and equipment	**9,2**	16,4	**–**	–
Staff costs	**173,5**	305,1	**–**	–
Remuneration to non-employees	**32,4**	55,9	**–**	–
– Investment management services	**16,0**	16,1		
– Consulting and outsourced technical services	**15,3**	35,2		
– Actuarial services	**0,8**	1,2		
– Secretarial services	**0,3**	3,4		
Auditors' remuneration	**5,9**	6,7	**–**	–
– Audit fees	**3,5**	4,8		
– Internal audit services outsourced	**1,1**	1,0		
– Other services	**1,3**	0,9		
(Loss)/profit on disposal of equipment and vehicles	**(0,8)**	0,4	**–**	–

16.3 Other activities				
Goodwill amortisation	**(1,7)**	(1,3)	**–**	–
Revaluation of subsidiaries	**–**	–	**(18,2)**	(1 302,7)
Provision against loans to share incentive scheme participants	**–**	(24,0)	**2,2**	(13,4)
Income from subsidiary companies			**–**	129,1
Net expenses	**(12,3)**	(0,5)	**0,9**	(9,3)
	(14,0)	(25,8)	**(15,1)**	(1 196,3)

16.4 Financing activities				
Equity linked notes	**(31,9)**	146,7	**15,0**	(66,7)
– Interest paid	**(34,4)**	(34,8)	**–**	–
– Interest paid to subsidiary	**–**	–	**(34,4)**	(34,8)
– Fair value adjustment (AC133)	**(46,9)**	–		
– Foreign exchange adjustments				
– Equity linked notes (note 9)	**116,2**	181,5		
– Loan from subsidiary (note 4)			**116,2**	(31,9)
– Unrealised loss on forward exchange contract (note 14)	**(80,1)**	–	**(80,1)**	–
– Profit on repurchases (net of realised fair value adjustment)	**13,3**	–	**13,3**	–
Net interest paid on convertible debentures held by share incentive scheme participants	**–**	(3,7)	**–**	(3,7)
Redeemable preference share dividends (note 10)	**(2,8)**	(8,4)	**–**	–
Interest on bank and other short-term borrowings	**(11,3)**	(9,6)	**–**	–
	(46,0)	125,0	**15,0**	(70,4)
Interest paid to Sage Life Limited	**(8,9)**	–	**(8,9)**	–
Interest received from subsidiary	**–**	–	**8,9**	–
	(54,9)	125,0	**15,0**	(70,4)

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm
16.5 Discontinued international operations				
Operating deficit	–	(182,5)		
International minority interest	–	(8,2)		
Foreign exchange translation adjustment	–	(79,3)		
Impairment of assets	–	(110,1)		
Discontinuation costs (note 15.2)	**15,1**	(80,2)	**15,1**	(16,0)
	15,1	(460,3)	**15,1**	(16,0)

16.6 Directors' emoluments

(Emoluments are disclosed in respect of the period the director served)

From subsidiary companies

	Services as directors R000	Basic salary R000	Bonuses R000	Lump sum payments R000	Retirement contributions R000	Medical and expense allowances R000	Total R000
12 months to 31 December 2003							
Executives							
G Griffin[1]	282	1 441	–	–	–	26	1 749
JP Davies	70	1 827	538	–	130	66	2 631
JE Henderson[2]	41	805	420	–	58	37	1 361
L Kaplan	70	1 084	356	–	133	110	1 753
RI Marsden[2][3]	–	1 936	2 680	2 340	31	8	6 995
B Nackan[2]	17	688	510	–	82	104	1 401
Total executive remuneration	480	7 781	4 504	2 340	434	351	15 890
Non-executives							
DC Cronjé[4]	168						168
HL Shill[5]	86	904	–	1 000	–	121	2 111
MP Adonisi	83						83
BJ du Plessis[2]	53						53
BM Ilsley	109						109
BA Myerson[6]	34						34
JH Postmus[2]	41						41
CD Stein[2]	53						53
JA Treger[6]	34						34
AF van Biljon[6]	55						55
CL van Wyk	130						130
T van Wyk	125						125
FJ Visser[7]	8						8
Total non-executive remuneration	979	904	–	1 000	–	121	3 004
Total directors' remuneration	1 459	8 685	4 504	3 340	434	472	18 894

16.6 Directors' emoluments continued

	Services as directors R000	Basic salary R000	Bonuses R000	Lump sum payments R000	Retirement contributions R000	Medical and expense allowances R000	Total R000
9 months to 31 December 2002							
Executives							
HL Shill	60	1 162	–	–	–	208	1 430
JP Davies	53	1 036	–	–	–	336	1 425
JE Henderson	53	1 132	–	–	–	111	1 296
L Kaplan	53	749	–	–	–	273	1 075
RI Marsden[3]		5 275	–	–	–	517	5 792
B Nackan	53	730	68	–	–	211	1 062
Total executive remuneration	272	10 084	68	–	–	1 656	12 080
Non-executives							
MP Adonisi	62	–	–	–	–	102	164
DC Cronjé	74						74
BJ du Plessis	67						67
DM Falck[8]	41						41
G Griffin	159						159
BM Ilsley	53						53
DF Mostert[9]	41						41
JH Postmus	53						53
CD Stein	67						67
CL van Wyk	92						92
T van Wyk	74						74
WD Winckler[10]	62						62
Total non-executive remuneration	845	–	–	–	–	102	947
Total directors' remuneration	1 117	10 084	68	–	–	1 758	13 027

Share Options:

During the year all share options held by directors were cancelled and no options were held by directors as at 31 December 2003.

	2003 Number of options	Options cancelled	2002 Number of options	Issue date	Issue price (cents)	Expiry date
JP Davies	–	(400 000)	400 000	12 March 2002	525	12 March 2012
JE Henderson[2]	–	(188 900)	188 900	12 March 2002	525	12 March 2012
BM Ilsley	–	(99 500)	99 500	12 March 2002	525	12 March 2012
L Kaplan	–	(262 100)	262 100	12 March 2002	525	12 March 2012
RI Marsden[2]	–	(141 200)	141 200	12 March 2002	525	12 March 2012
B Nackan[2]	–	(170 200)	170 200	12 March 2002	525	12 March 2012
	–	(1 261 900)	1 261 900			

No options were allocated or exercised during the year (note 23.3).

Notes:

(1) Appointed Group chief executive officer on 8 April 2003

(2) Resigned 22 July 2003

(3) Payment made in US Dollars. Conversion to rand done at average exchange rates.

(4) Appointed chairman on 19 May 2003

(5) Retired as chairman 19 May 2003; continues to serve as non-executive director

(6) Appointed 22 July 2003

(7) Appointed 18 November 2003

(8) Resigned on 8 November 2002

(9) Resigned on 31 October 2002

(10) Retired on 31 December 2002

Notes to the annual financial statements

for the year ended 31 December 2003 continued

16.6 Directors' emoluments continued

Directors' service contracts:

G Griffin is party to an employment contract which provides, *inter alia*, that in the event of termination of services by the Group within the first two years of employment, he will be entitled to receive a lump sum compensation of 6 months' remuneration. JP Davies and L Kaplan are parties to employment contracts which provide, *inter alia*, that in the event of retrenchment, they will be entitled to receive a lump sum compensation of between one and two times annual remuneration, depending upon length of service.

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm
17 Taxation				
17.1 Charge for the year				
Taxation on income				
South African normal taxation	**16,3**	38,0	**1,0**	–
– Current				
– current year	**13,3**	39,8	**–**	–
– prior year	**2,1**	(1,8)	**1,0**	–
– Deferred				
– current year	**0,9**	–	**–**	–
Capital gains tax	**20,9**	(3,5)	**–**	–
– Current				
– current year	**–**	–	**–**	–
– Deferred				
– current year	**20,9**	(3,5)	**–**	–
Retirement fund tax	**9,6**	5,8	**–**	–
– current year	**9,5**	5,8	**–**	–
– prior year	**0,1**	–	**–**	–
Secondary tax on companies	**0,9**	2,8	**0,5**	2,7
Total taxation on income	**47,7**	43,1	**1,5**	2,7
Taxation attributable to Sage Life investment contracts	**(9,1)**	–	**–**	–
	38,6	43,1	**1,5**	2,7
Included in:				
– Sage Life operating (deficit)/surplus	**(13,4)**	(2,3)	**–**	–
– Net earnings/(loss) attributable to Sage Life shareholder's fund	**(8,0)**	(30,2)	**–**	–
– Other operating income	**(14,5)**	(7,9)	**–**	–
Taxation relating to other Group activities	**2,7**	2,7	**1,5**	2,7
17.2 Reconciliation of taxation rate				
Taxation as a percentage of profit/(loss) before taxation	**3,5**	(1,1)	**10,1**	(0,2)
Taxation effect of:				
– dividend and exempt transactions	**–**	–	**3,6**	–
– losses of international operating activities	**–**	(34,0)	**–**	–
– taxation attributable to earnings from Sage Life operations	**39,3**	37,2	**–**	–
– deferred tax previously not recognised	**13,6**	–	**–**	–
– non-deductible expenditure	**(27,7)**	3,2	**(75,0)**	–
– capital items	**5,2**	24,3	**101,4**	–
– secondary tax on companies	**(1,2)**	1,2	**(3,4)**	30,2
– prior year adjustments	**(2,7)**	(0,8)	**(6,7)**	–
Standard tax rate	**30**	30	**30**	30

17 Taxation continued

17.3 Future tax relief

There are losses available within the life assurance subsidiary for set-off against policyholders' income, amounting to approximately R397,5 million (2002 – R428 million), for which no deferred tax asset has been recognised.

	GROUP	
	12 months 2003 Rm	9 months 2002 Rm

18 Earnings per share

18.1

	12 months 2003 Rm	9 months 2002 Rm
Attributable earnings/(loss)	**74,6**	(239,5)
Capital items	**(13,4)**	191,5
Headline earnings/(loss)	**61,2**	(48,0)
Weighted average number of ordinary shares in issue (millions)	**264,4**	150,3
Less: weighted average treasury shares held by the share incentive schemes (millions)	**(4,4)**	(0,5)
Net weighted average number of ordinary shares in issue (millions)	**260,0**	149,8
Headline earnings/(loss) per share (cents)	**23,5**	(32,0)
Attributable earnings/(loss) per share (cents)	**28,7**	(159,8)

18.2 Earnings per share

Earnings/(loss) per share is calculated by dividing the respective earnings/(loss) by the weighted average number of ordinary shares in issue during the year.

18.3 Fully diluted earnings per share

Fully diluted headline earnings and fully diluted attributable earnings per share are equivalent to headline and attributable earnings per share, respectively, as the compulsorily convertible debentures are held by the share incentive schemes which have been consolidated. In 2002 the conversion of the compulsorily convertible debentures and the exercise of share options had no dilutory effect.

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm
19 Notes to the cash flow statements				
19.1 Cash generated/(utilised) by operations				
Profit/(loss) before taxation	**77,3**	(236,8)	**15,0**	(1 282,7)
Add back of Sage Life taxation	**35,9**	40,4		
	113,2	(196,4)	**15,0**	(1 282,7)
Adjustments for:				
– financing activities	**54,9**	(125,0)	**(15,0)**	70,4
– revaluations of interest in subsidiaries			**18,2**	1 302,7
– depreciation and amortisation	**24,8**	32,7	**–**	–
– impairment of assets	**–**	110,1	**(2,2)**	13,4
– loss/(profit) on disposal of tangible assets	**0,8**	(0,3)	**–**	–
	193,7	(178,9)	**16,0**	103,8
Changes in working capital	**(139,3)**	154,5	**(102,3)**	36,8
Decrease in inventories	**4,5**	10,2	**–**	–
Decrease/(increase) in trade and other receivables	**6,4**	23,9	**(69,7)**	3,1
(Decrease)/increase in trade and other payables	**(70,7)**	62,2	**(11,8)**	11,8
(Decrease)/increase in provisions	**(79,5)**	58,2	**(20,8)**	21,9
	54,4	(24,4)	**(86,3)**	140,6
19.2 Taxation paid				
Amounts unpaid at beginning of year	**(36,9)**	(12,6)	**–**	(0,4)
Amounts charged to income statement	**(25,9)**	(46,6)	**(1,5)**	(2,7)
Amounts charged to investment contract liabilities	**4,0**	–	**–**	–
Amounts unpaid at end of year	**13,9**	36,9	**1,0**	–
	(44,9)	**(22,3)**	**(0,5)**	(3,1)
19.3 Dividends paid				
Ordinary dividends paid	**–**	(24,3)	**–**	(24,3)
19.4 Decrease/(increase) in financial assets				
Valuation at beginning of year	**27,4**	53,2	**2,9**	12,4
Adjustment for non-cash movements	**–**	–	**2,2**	(13,4)
Consolidation of share incentive schemes	**(10,4)**	(1,4)		
Valuation at end of year	**(15,4)**	(27,4)	**(2,4)**	(2,9)
	1,6	24,4	**2,7**	(3,9)
19.5 Increase in interest in subsidiaries				
Opening balance			**501,1**	1 753,7
Adjustment for non cash movements			**111,4**	(1 334,7)
Closing balance			**(898,8)**	(501,1)
			(286,3)	(82,1)
19.6 Repurchase and cancellation of 8% equity linked notes				
Repurchases	**(116,4)**	–		
Profit on repurchase of ELNs	**13,3**	–		
	(103,1)	–		

20 *Financial instruments and associated risk management*

In common with all other businesses, the Group is exposed to financial risks, but this is of particular concern due to the nature of the Group's core business being life assurance and unit trusts. The holding of and management of portfolios of financial instruments is essential to the Group's core business. Financial risks are therefore managed as part of the normal operations of the Group and the effectiveness of risk management is overseen by the Board of Directors and various Board committees including the Group audit committee, investment management committee, actuarial review committee and risk management committee.

The more important financial risks to which the Group is exposed, and the risk management associated with each, are described below.

Market risk

Market risk is the risk that the Group will suffer a financial loss as a result of changes in market prices of financial assets, including equity, fixed income and property investments.

All Group investments, including policyholder investments, are valued at market value or directors' valuations, as appropriate, and are therefore susceptible to market fluctuations. Investments are managed with the aim of maximising long-term returns for both shareholders and policyholders while limiting risks to acceptable levels.

The most significant portion of the Group's insurance business comprises market related business where policyholder benefits are linked to the performance of underlying assets. Monitoring takes place on a regular basis to ensure that appropriate assets are held where the liabilities are dependent upon the performance of such assets. Where the value of liabilities can move independently of supporting asset values, such as liabilities with implicit or explicit guarantees, the nature and structure of the supporting asset portfolios is managed carefully with this exposure in mind against a defined mandate and further actuarial reserves are held where required.

Interest rate risk

Interest rate risk is the risk that the Group may suffer a financial loss as a result of changes in market interest rates. To a significant extent, this is included in the commentary under "Market risk", but there are other areas where the Group is exposed to movements in interest rates:

- Where there is a "re-investment risk" that the Group may not be able to invest future assets at interest rate levels that prevail today and are implicit in product pricing for certain types of guaranteed policies, especially annuities. This is managed by a combination of maximising the matching of the asset and liability cash flows of such portfolios and appropriate margins in product pricing.

- Where the Group has borrowed funds at floating interest rates at 31 December 2003. This applies to redeemable preference shares issued by subsidiaries of R10 million (note 10), and short-term borrowings totalling R30.4 million. No specific action has been taken to hedge this risk.

Currency risk

Currency risk is the risk that the Group will suffer a financial loss due to changes in foreign exchange rates.

The Group's exposure to currency risk arises primarily from the issue of equity linked notes and foreign investments made for the benefit of non-linked policyholders denominated in US$.

The Group has a conservative approach to currency risk, and hedges this risk where appropriate. This applies particularly to the equity linked note exposure, where the entire exposure is covered by a forward exchange contract. With regard to policyholder funds, the bulk of the exposure is in respect of contracts where the currency exposure is part of the product design, and where the liabilities are directly impacted by movements in the exchange rate. Other exposures are limited by the prudential investment guidelines and/or foreign exchange limitations applicable to both life insurers and unit trusts, and are dealt with via the investment management committee structure as part of the overall "market risk".

Notes to the annual financial statements

for the year ended 31 December 2003 continued

Mismatch risk

Mismatch risk is the risk of financial loss due to an inadequate alignment of assets to liabilities within the various portfolios. This may arise for a variety of reasons, including the unavailability of assets with sufficiently long duration for annuity portfolios, or excessive or inappropriate market or currency risk relative to certain liability types.

The Group manages this risk by requiring the establishment of a clear portfolio mandate in respect of all portfolios and for each such mandate to be approved within the context of the liabilities giving rise to the asset portfolio. The performance of the portfolio is monitored relative to the liabilities via the actuarial review process and the adherence to mandate via the investment management process. Deviations from a fully matched position are tolerated, because of the unavailability of suitable assets in some instances and the potential benefits of profitable mismatching positions, but are constrained by both mandate restrictions and the additional capital adequacy requirements.

Credit risk

Credit risk is the risk that a party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

In order to minimise its exposure to this risk, the Group deals only with well established financial institutions of high credit standing and transactions are monitored in accordance with parameters established by the Board and investment management committee and documented in the "Sage Group Counter-party risk Limits" policy as amended from time to time. Adherence to this policy is monitored by both the Group's various fund managers and by the investment department. This includes the counter-party risk inherent in derivative instruments.

At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is limited to the carrying amount of each financial asset in the balance sheet.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet its obligations to a counterparty or the restructuring of repayment terms where appropriate.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. In terms of the Company's articles of association, the borrowing powers of the Company are unlimited. According to the terms and conditions of the equity linked notes issue, however, neither the Company nor Sage Life Limited may create any form of encumbrance to secure any indebtedness represented by instruments that are listed or capable of being listed, as long as the notes remain outstanding.

Derivative risk

While this particular risk is, in principle, covered by the specific aspects of the overall financial risk management outlined above, it is mentioned specifically due to the particular nature of derivative risk.

This risk is concerned with the potential impact of improper or imprudent use of derivative instruments. To manage this risk, the Group maintains a written derivative policy limiting the use of derivatives to the hedging of existing positions. In particular, the use of derivatives to take speculative positions is forbidden. Adherence to this policy is carefully monitored and all derivative positions are monitored regularly by both the investment department and the investment management committee.

21 Related party information

During the year, the Group conducted normal business transactions with related parties. These transactions are governed by terms no less favourable than those arranged with unrelated parties.

Subsidiary companies

Material subsidiaries are detailed on page 88 and income from and interest in subsidiaries are disclosed in notes 16 and 4 respectively. There is a loan amounting to R75 million as at 31 December 2003 to Sage Group from Sage Life.

Assets under management

At 31 December 2003 the unit trust assets under management totalled R5,8 billion (2002 – R5,1 billion). These are managed by Sage Unit Trusts Limited on a market-related basis.

The Group's life assurance operations manage assets on behalf of its policyholders on a market related basis. At 31 December 2003 policyholder liabilities totalled R7,1 billion (2002: R9,5 billion).

Directors

Details relating to directors' emoluments and shareholdings in the Company are disclosed in note 16, the statement on corporate governance and the directors' report.

There were no material transactions with directors or their families during the year.

Shareholders

The principal shareholders of the Company are detailed in the Directors' report.

Transactions occurring between Sage companies and the ABSA Group were normal financial services transactions carried out on a market related basis and include the following:

- Banking facilities from ABSA amounted to R28,8 million of which R 9,2 million was utilised by the Group at 31 December 2003. Finance costs paid to ABSA in respect of these facilities during the year amounted to R2,3 million.
- Business with ABSA Insurance Brokers is done on the same basis as with other corporate brokers and represents approximately 13,9% of Sage Life's Annual Premium Equivalent income.

22 *Contingencies and commitments*

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
22.1 Guarantees furnished in respect of performance guarantees, mortgages, and municipal services relating to property activities from which it is anticipated that no material liabilities will arise.	**2,8**	6,6	**–**	–
22.2 Guarantee relating to equity linked notes on behalf of subsidiary company (note 9)			**385,0**	558,4
22.3 Future operating lease charges for premises				
– payable within one year	**4,3**	3,6		
– payable in two to five years	**6,3**	8,7		
	10,6	12,3		
22.4 Guarantees in respect of disputed policyholder claims	**3,8**	4,1		
22.5 Guarantees in respect of overdraft facilities of subsidiary companies (note 13.2)			**56,6**	111,4
– amounts utilised at year end			**24,4**	101,9

Notes to the annual financial statements

for the year ended 31 December 2003 continued

	GROUP		COMPANY	
	12 months 2003 Rm	9 months 2002 Rm	**12 months 2003 Rm**	9 months 2002 Rm
22 Contingencies and commitments continued				
22.6 Guarantee on behalf of subsidiary in terms of the Collective Investments Schemes Control Act			**25,0**	–
– amounts utilised at year end			**8,6**	–
22.7 Contingent liability in respect of the deficit arising from the possible adoption of prescribed minimum benefits relating to the defined benefit fund (note 23.2.1)	**21,0**	–		

22.8 Pending legal matters

– A R12,3 million claim (including interest and penalties) by the South African Revenue Services (SARS) relating to the PAYE deductions on commission payments, for which a provision of R3,3 million has been raised.

– Disputed benefit claims of the Life subsidiary totalled R15,1 million (2002: R7,7 million) not covered by guarantees.

– An objection to an assessment raised by SARS for R6 million relating to foreign exchange gains.

The directors, on the advice of their legal advisors, are of the opinon that no material liabilities will arise from the above actions.

23 Employee benefits

23.1 Number of employees

The number of employees of the Group at 31 December 2003 totalled 1 310 (2002: 1 616)

23.2 Retirement benefit information

The Group provides for the retirement benefits of its employees (other than those required by legislation to be members of specific industry funds) by means of a defined benefit fund and defined contribution funds. These funds are governed by the Pension Funds Act, 1956.

23.2.1 Defined benefit fund

The scheme covers the majority of administrative employees and is actuarially valued at intervals of not more than 3 years. On the basis of the preliminary valuation at 1 January 2004, the fund is in a sound financial position. If deficits were to arise they would be funded by the participating employers. The defined benefit fund was closed on 30 June 2003 to new entrants.

During the year the Cape High Court upheld the ruling of the Pension Fund Adjudicator that the Sage Schachat Pension Fund is still an independent fund and its amalgamation with the Sage Group Pension Fund should be reversed.

The Group recognises its obligations in terms of the court ruling but is unable to implement the court ruling until the regulatory process has been clarified. In the event of the court ruling being implemented, no deficit will arise in either the Sage Group Pension Fund or the Sage Schachat Pension Fund.

23 *Employee benefits* *continued*

	GROUP	
	2003	2002
	Rm	Rm
Change in defined benefit funded obligation		
Present value of funded obligation at beginning of year	**265,2**	235,8
Service cost benefits earned during the year	**22,2**	13,7
Interest cost on projected benefit obligation	**28,5**	23,9
Benefits paid	**(12,8)**	(8,2)
Actuarial gains or losses	**(1,2)**	–
Present value of funded obligation at end of year	**301,9**	265,2
Change in plan assets		
Fair value of plan assets at beginning of year	**297,6**	295,9
Expected return on plan assets	**33,6**	31,1
Contributions received[1]	**21,4**	10,1
Benefits paid	**(12,8)**	(8,2)
Actuarial gains	**13,5**	(31,3)
Fair value of plan assets at end of year	**353,3**	297,6
Fund excess (not recognised)[2]	**51,4**	32.4

The Group is examining the implications and possible alternatives relating to the requirement to introduce prescribed minimum benefits by no later than 1 January 2005. The introduction of minimum benefits would result in a deficit of R21 million (in terms of AC116) in the Sage Group Pension Fund. However, there would be no deficit arising in the Sage Schachat Pension Fund.

[1]Actual contributions received were R25,7 million and expenses and risk premiums paid were R4.3 million giving net contributions of R21,4 million.

This includes contributions of R4,4 million in respect of prior years.

[2]No asset has been recognised in respect of the surplus as it will be subject to distribution in terms of the Pension Funds Second Amendment Act, 39 of 2001.

Expected return on plan assets	**33,6**	31,1
Actuarial gain on plan assets	**13,5**	(31,3)
Actual return on plan assets	**47,1**	(0,2)
Investments in employer		
Sage Group Limited – ordinary shares	–	0,6

	2003	2002
	12 months	9 months
	Rm	Rm
Expenses recognised in the income statement		
Service costs	**21,4**	10,1
The above disclosures have been made in terms of AC116 and the principal actuarial assumptions are	%	%
Discount rate	**9,50**	10,75
Expected rate of return	**9,80**	11,30
Expected rate of salary increases	**7,50**	8,75
Expected rate of pension increases	**4,50**	5,75

Notes to the annual financial statements

for the year ended 31 December 2003 continued

23 Employee benefits *continued*

23.2.2 Defined contribution funds

The defined contribution funds cover:

(a) the majority of sales employees of the Group. This scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R2,9 million to the fund during the year (2002: R2,7 million).

(b) administration employees since 1 July 2003. This scheme is funded both by member and Group contributions, which are charged to the income statement as incurred. The Group contributed R0,2 million to the fund during the year.

23.2.3 Post-retirement benefits other than pensions

Other than its commitments in respect of its pension funds as detailed above, the Group has no further obligations for post retirement benefits, including medical aid, in respect of the past service of present employees and pensioners.

23.3 Share incentive schemes

The Group operates and maintains an executive share incentive scheme in terms of which convertible debentures in Sage Group Limited, one cent paid, are available for allocation to management and other employees. The debentures are compulsorily convertible into ordinary shares on a one-for-one basis over a maximum period of seven years from date of allocation. The scheme is fully funded by the company and its relevant subsidiaries.

A share incentive scheme, established in the 1999 financial year to facilitate broader equity participation by management and staff, provides for the purchase of existing ordinary shares in Sage Group Limited (jointly funded by participants and the company), and for share options conferring the right on the holder to subscribe for or purchase ordinary shares in the company at the option price.

In terms of the rules of the schemes, the total number of shares, debentures and share options which may be utilised for the purposes of the schemes shall not, without the prior authority of the company in a general meeting, exceed 11 000 000 from time to time.

During the year, the majority of the share options were cancelled and the scheme repurchased all shares and debentures held by participants. The shares held by the schemes at the year end are treated as treasury shares in the Group financial statements and will within a reasonable period be disposed of, allocated to specific participants or cancelled.

Details are as follows:

	Debentures	Shares	Options	Total
Held by participants at beginning of year	1 272 908	4 758 678	3 516 200	9 547 786
Repurchased/cancelled	(1 272 908)	(4 758 678)	(3 416 200)	(9 447 786)
Held by participants at end of year	–	–	100 000	100 000

With the consolidation of the share incentive schemes into the Group, the loans to the share schemes and the provisions in respect of these loans are eliminated on consolidation.

24 Changes in accounting policies

24.1 Application of AC133

The principles of AC133 have been applied for the first time during the year. The prior year balances have not been adjusted, rather the cumulative effect on prior years has been shown as a transitional adjustment against equity as at the beginnning of the year.

The transitional adjustment, which increases the accumulated deficit, is made up as follows:	Rm
Revaluation of the equity linked notes	12,3
Write-off of capitalised equity linked note expenses	10,9
	23,2

24 Changes in accounting policies *continued*

The effect of AC133 on the current year is to reduce earnings as follows:	Rm
Fair value adjustment is respect of equity linked notes	46,9
Realised fair value adjustment on repurchase of equity linked notes	3,5
	50,4

The application of AC133 in respect of the split between investment and insurance contracts has impacted on the disclosure in the balance sheet and income statement of Sage Life but has had no financial effect on the attributable earnings of the Group.

24.2 Consolidation of the share incentive schemes

The following adjustments to comparative amounts have arisen as a result of the first time retrospective consolidation of the share incentive schemes (note 1.1):

	As currently disclosed	As previously disclosed
Number of ordinary shares in issue (millions)	154,9	155,0
Weighted average number of ordinary shares in issue (millions)	149,8	150,3
Headline loss per share (cents)	*(32,0)*	*(31,9)*
Attributable loss per share (cents)	(159,8)	(159,4)
The effect of the consolidation of the share incentive schemes in the current year is as follows:		
Decrease in weighted average ordinary shares (millions)	(4,4)	
Increase in headline earnings per share (cents)	0,3	
Increase in attributable earnings per shares (cents)	0,5	

25 Comparative figures

Following the change in year end from 31 March to 31 December, comparative figures are for the 9 months to December 2002. Certain comparative figures have been regrouped and reclassified to provide a more meaningful comparison.

The following changes, besides those dealt with in note 24, have been made to comparative figures:

The deferred capital gains taxation in respect of policyholder assets has been separately disclosed on the balance sheet. In the prior year the deferred taxation was included in liabilities under insurance contract liabilities.

	As currently disclosed Rm	As previously disclosed Rm
Insurance contract liabilities	9 485,9	9 506,9
Deferred taxation	21,0	–

Notes to the annual financial statements

for the year ended 31 December 2003 continued

26 Segmental reporting

Group segmental reporting – 31 December 2003	Life assurance Rm	Unit trusts Rm	Other Rm	Total Rm
Assets				
Tangible assets	18,0	0,6	0,5	19,1
Intangible assets	48,4	2,9	13,9	65,2
Financial assets	–	9,0	6,4	15,4
Investments of life assurance subsidiaries	7 411,7	–	–	7 411,7
Current assets	530,1	12,9	109,5	652,5
– Inventories	–	0,2	1,4	1,6
– Trade and other receivables	231,2	6,9	91,1	329,2
– Cash and cash equivalents	298,9	5,8	17,0	321,7
	8 008,2	25,4	130,3	8 163,9
Liabilities				
Non-current liabilities	8,0	–	371,2	379,2
– Equity linked notes	–	–	360,3	360,3
– Redeemable preference shares issued by subsidiaries	–	–	10,0	10,0
– Deferred taxation	8,0	–	0,9	8,9
Policyholder liabilities	7 119,7	–	–	7 119,7
– Insurance contract liabilities	4 262,8	–	–	4 262,8
– Investment contract liabilities	2 823,0	–	–	2 823,0
– Deferred taxation	33,9	–	–	33,9
Current liabilities	356,8	16,2	168,1	541,1
– Provisions and payables	338,0	7,1	24,1	369,2
– Derivative liabilites	22,8	–	80,1	102,9
– Short-term borrowings	–	–	55,1	55,1
– Taxation	(4,0)	9,1	8,8	13,9
	7 484,5	16,2	539,3	8 040,0
Revenues				
Premium income	1 158,2	–	10,9	1 169,1
Investment income	335,7	3,0	6,5	345,2
Interest paid to Sage Life Limited	8,9	–	–	8,9
Rentals	25,6	–	7,6	33,2
Fees	–	34,4	4,4	38,8
Realised and unrealised capital gains	692,3	0,9	7,2	700,4
Transfer of investment returns attributable to investment contracts	(375,2)	–	–	(375,2)
Policy fees and fair value adjustment of investment contract liabilities	21,1	–	–	21,1
Unit trust sales	–	38,9	–	38,9
Commissions	–	–	3,3	3,3
Total income	1 866,6	77,2	39,9	1 983,7
Outgoes	(1 761,7)	(41,1)	(26,1)	(1 828,9)
– Outgo – benefits paid	(823,7)	–	(0,1)	(823,8)
– Outgo – sales remuneration	(195,6)	(1,8)	(2,3)	(199,7)
– Transfers from/(to) policyholder liabilities	(431,6)	–	–	(431,6)
– Operating expenses	(310,8)	(39,3)	(23,7)	(373,8)
	104,9	36,1	13,8	154,8
Financing activities	–	–	(54,9)	(54,9)
Taxation	(21,4)	(10,8)	(6,5)	(38,7)
Goodwill amortisation	–	–	(1,7)	(1,7)
Discontinued international operations	–	–	15,1	15,1
Attributable earnings	83,5	25,3	(34,2)	74,6
Capital expenditure				
Tangible assets	6,7	0,1	0,1	6,9
Intangible assets	11,7	–	0,1	11,8
Depreciation	8,0	0,3	0,3	8,6
Amortisation	13,3	1,2	1,7	16,2

Note: Following the discontinuation of the international operations, the above segmental reporting applies only to the South African operations.

Group segmental reporting

31 December 2002

	Life assurance SA Rm	Unit trusts SA Rm	Other SA Rm	Discontinued international Rm	Total Rm
Assets					
Tangible assets	20,9	1,0	0,6	–	22,5
Intangible assets	50,2	4,1	15,6	–	69,9
Financial assets	–	18,5	8,9	–	27,4
Investments of life assurance subsidiaries	6 960,2	–	–	2 943,0	9 903,2
Current assets	451,9	7,3	36,5	167,9	663,6
– Inventories	–	0,3	5,8	–	6,1
– Trade and other receivables	243,7	5.9	20,3	76,6	346,5
– Cash and cash equivalents	208,2	1,1	10,4	91,3	311,0
	7 483,2	30,9	61,6	3 110,9	10 686,6
Liabilities					
Equity linked notes	–	–	558,4	–	558,4
Policyholder liabilities	6 683,5	–	–	2 823,4	9 506,9
– Insurance contract liabilities	6 662,5	–	–	2 823,4	9 485,9
– Investment contract liabilities	–	–	–	–	–
– Deferred taxation	21,0	–	–	–	21,0
Current liabilities	299,4	12,3	271,3	195,1	778,1
– Provisions and payables	273,1	9,2	67,8	192,2	542,3
– Interest bearing borrowings	–	–	107,9	–	107,9
– Redeemable preference shares issued by subsidiaries	–	–	91,0	–	91,0
– Taxation	26,3	3,1	4,6	2,9	36,9
	6 982,9	12,3	829,6	3 018,5	10 843,3
Revenues					
Premium income	1 188,7	–	11,3	151,9	1 351,9
Investment income	197,4	0,7	4,7	2,1	204,9
Rentals	17,2	–	6,5	–	23,7
Fees	0,5	30,0	2,0	2,4	34,9
Realised and unrealised capital gains	89,7	–	8,7	(4,5)	93,9
Unit trust sales	–	18,8	–	–	18,8
Commissions	–	–	2,5	83,2	85,7
Total income	1 493,5	49,5	35,7	235,1	1 813,8
Outgoes	(1 349,7)	(34,3)	(54,4)	(417,7)	(1 856,1)
– Outgo – benefits paid	(963,7)	–	(6,5)	(129,4)	(1 099,6)
– Outgo – sales remuneration	(188,6)	(2,3)	(1,1)	(61,9)	(253,9)
– Transfers from/(to) policyholder liabilities	5,2	–	–	–	5,2
– Operating expenses	(202,6)	(32,0)	(46,8)	(226,4)	(507,8)
	143,8	15,2	(18.7)	(182,6)	(42,3)
Preference dividend	–	–	–	(8,2)	(8,2)
Financing activities	–	–	125,0	–	125,0
Taxation	(32,5)	(4,6)	(6,0)	–	(43,1)
Goodwill amortisation	–	–	(1,3)	–	(1,3)
Discontinuation costs and foreign exchange adjustments	–	–	–	(269,6)	(269,6)
Attributable loss	111,3	10,6	99,0	(460,4)	(239,5)
Capital expenditure					
Tangible assets	6,9	0,5	0,1	0,3	7,8
Intangible assets	29,2	–	–	1,2	30,4
Depreciation	6,2	0,3	0,1	7,4	14,0
Amortisation	10,7	0,8	1,3	5,9	18,7

Interest in material subsidiaries

at 31 December 2003

	Issued share capital 2003 R	Issued share capital 2002 R	Proportion held directly or indirectly by holding company 2003 %	Proportion held directly or indirectly by holding company 2002 %	Fair value of shares 2003 Rm	Fair value of shares 2002 Rm	Amounts owing to/(by) company (Net of provisions) 2003 Rm	Amounts owing to/(by) company (Net of provisions) 2002 Rm
Insurance and Financial Services								
Sage Life Limited	**9 800 000**	9 800 000	**100,0**	100,0	**1 341,9**	1 331,8	**–**	(0,1)
FPS Limited	**78 200**	78 200	**100,0**	100,0	**–**	–	**–**	–
Sage Management Services (Pty) Limited	**100**	100	**100,0**	100,0	**–**	–	**–**	–
Sage Unit Trusts Limited	**783 000**	783 000	**100,0**	100,0	**–**	–	**–**	–
Sage Specialised Insurances (Pty) Limited	**200**	200	**100,0**	100,0	**–**	–	**–**	–
Sage Investment Trust Limited	**2 625 000**	2 625 000	**100,0**	100,0	**0,2**	–	**–**	–
Sage Holdings Limited	**30 353 781**	30 353 781	**100,0**	100,0	**133,3**	91,5	**(202,3)**	81,5
Foreign Registered Companies								
Sage International Finance Ltd (BVI)	**US$1 000**	US$1 000	**100,0**	100,0	**(76,6)**	–	**(297,7)**	(558,4)
Sage Holdings USA Inc (USA)	**US$37 500**	US$37 500	**100,0**	100,0	**–**	–	**–**	–
Sage Insurance Group Inc. (USA)	**US$4 643 525**	US$4 643 525	**100,0**	100,0	**–**	–	**–**	–
Property								
SMH Land Development (Pty) Limited	**14**	12	**100,0**	100,0	**–**	–	**–**	–
Townhomes (Pty) Limited	**1 000**	1 000	**100,0**	100,0	**–**	–	**–**	–
Companies to be deregistered								
Sage Life Holdings Limited	**82 503**	82 503	**100,0**	100,0	**705,8**	705,8	**(705,8)**	(705,8)
Sage Property Holdings Limited	**5 715 530**	5 715 530	**100,0**	100,0	**–**	–	**–**	–
					2 104,6	2 129,1	**(1 205,8)**	(1 182,8)

All subsidiaries are registered in the Republic of South Africa unless otherwise noted.

A complete list of all subsidiaries is available for inspection at the registered office of the Company. The attributable interest of the Company in the profits and losses after taxation of its subsidiaries for the year ended 31 December 2003 is as follows:

Profits – R124,6 million (2002: R128,6 million)

Losses – R38,7 million (2002: R26,8 million)

Sage Group Limited embedded value

at 31 December 2003

	2003 Rm	2002 Rm
Shareholders' funds	**123,9**	(249,2)
Value of future corporate expenses	**(41,1)**	–
Group	**(17,2)**	–
Sage Life	**(23,9)**	–
Adjustment for revaluation of unlisted subsidiaries	**82,5**	163,0
Net value of life insurance business in force	**639,1**	660,1
Group embedded value	**804,4**	573,9
Group embedded value per share		
Shares in issue		
– Ordinary shares (excluding treasury shares) (millions)	**362**	155
Group embedded value per share (cents)	**222**	370

Share analysis

	2003	2002
Share activity on the JSE Securities Exchange SA		
Number of ordinary shares in issue	**367 086 074**	154 964 862
Less: treasury shares	**(4 799 815)**	(30 625)
	362 286 259	154 934 237
Volume of shares traded	**34 755 045**	25 023 501
Value of shares traded (Rm)	**62,5**	95,0
Market capitalisation (Rm)	**642,4**	302,2
Less: treasury shares (Rm)	**(8,4)**	(0,1)
Net market capitalisation (Rm)	**634,0**	302,1
Market prices (cents per share)		
– closing	**175**	195
– high	**240**	800
– low	**120**	160
– weighted average	**180**	457
Closing price/current year's headline earnings	**7,45**	(6,09)

Shareholder Spread	**Number of shareholders**	**Number of shares held**	**% of shares held**
Public shareholders	4 456	119 714 191	31,8%
Non-public shareholders	28	247 371 883	68,2%

Comprising	**No of shareholders**	**No of of shares**	**Shareholding %**
Directors of company or any of its subsidiaries	19	18 189 493	5,0
Unallocated share scheme shares	2	4 799 815	1,3
Right to nominate a director*	1	6 060 606	1,7
Interested in 10% or more of issued shares	5	218 102 174	60,1
Trustees of employees' share schemes or pension fund	1	219 795	0,1
	28	247 371 883	68,2

** In terms of an agreement between a member of the AVASA consortium and certain other major shareholders.*

	Number of shareholders	**% of shareholding**	**Number of shares held**	**% of shares held**
Analysis of shareholdings				
1 – 500	1 584	35,3	267 756	0,1
501 – 1 000	673	15,0	511 776	0,1
1 001 – 5 000	1 261	28,1	3 161 866	0,8
5 001 – 10 000	406	9,1	3 177 014	0,9
10 001 – 50 000	432	9,7	9 973 142	2,7
50 001 – 100 000	55	1,2	3 960 146	1,1
100 001 and over	73	1,6	346 034 374	94,3
	4 484	100,0	367 086 074	100,0
Less: treasury shares			(4 799 815)	(1,3)
			362 286 259	98,7

Financial reviews

SAGE GROUP LIMITED

Year ended	Consolidated assets Rm	Headline earnings/(loss) Rm	Headline earnings/(loss) per share (cents)*	Dividends (cents)	Shares in issue (000)**
31 March 1994	3 663,0	61,8	65,4	35	86 819
31 March 1995	4 040,4	80,1	82,7	45	103 723
31 March 1996	5 161,0	122,3	105,8	70	120 653
31 March 1997	6 024,6	164,1	132,7	87	123 543
31 March 1998	7 402,6	222,4	173,9	109	127 667
31 March 1999	7 729,6	281,8	211,0	126	136 318
31 March 2000	6 914,3	164,1	118,8	126	140 274
31 March 2001	7 753,8	55,3	39,0	126	144 758
31 March 2002	10 453,5	(251,1)	(171,1)	30	147 730
9 months ended 31 December 2002	10 686,5	(48,0)	(32,0)	25	154 934
31 December 2003	8 163,9	61,2	23,5	–	362 286

** The calculation of headline earnings per share is based on the average number of shares in issue during the year fully diluted, where applicable.*

*** Excluding treasury shares*

SAGE LIFE LIMITED

Year ended	Total new business Rm	Premiums received Rm§	Payments to policyholders Rm	Total assets Rm	Shareholder's surplus/(deficit) Rm
31 March 1994	302,6	530,3	372,8	2 993,9	34,5
31 March 1995	328,9	564,0	458,6	3 458,6	74,5
31 March 1996	374,5	661,7	429,6	4 344,6	118,0
31 March 1997	376,0	729,3	649,9	5 260,8	150,0
31 March 1998	602,9	949,5	728,5	6 613,6	198,1
31 March 1999	901,5	1 299,2	870,8	6 814,0	210,0
31 March 2000	1 004,4	1 409,7	876,1	7 428,3	391,2
31 March 2001	1 083,4	1 417,5	1 027,4	7 889,0	265,8
31 March 2002	1 733,9	1 609,6	1 072,4	8 799,1	276,1
9 months ended 31 December 2002	907,1	1 188,7	963,7	7 654,7	(1 057,3)
31 December 2003 (Pre AC133)	583,3	1 418,7	1 431,3	8 215,9	55,0

§ Net of reassurance

Balance sheet *at 31 December 2003*

	2003 Rm	2002 Rm
ASSETS		
Non-current assets	**7 584,8**	7 185,3
Tangible assets	**18,0**	20,9
Intangible assets	**48,4**	50,2
Financial assets	**7 518,4**	7 114,2
Current assets	**631,1**	469,4
Trade and other receivables	**231,2**	243,6
Amounts due by holding, subsidiary and fellow subsidiary companies	**96,6**	17,6
Taxation	**4,4**	–
Cash and cash equivalents	**298,9**	208,2
Total assets	**8 215,9**	7 654,7
EQUITY AND LIABILITIES		
Shareholder's funds	**726,7**	671,7
Policyholder liabilities	**7 119,7**	6 683,5
Insurance contract liabilities	**4 262,8**	6 662,5
Investment contract liabilities	**2 823,0**	–
Deferred taxation – policyholders	**33,9**	21,0
Deferred taxation – shareholder	**8,0**	–
Current liabilities	**361,5**	299,5
Trade and other payables	**304,2**	251,1
Amounts due to subsidiary and fellow subsidiary companies	**0,2**	0,1
Derivative liabilities	**22,9**	–
Taxation	**–**	26,3
Provisions	**34,2**	22,0
Total equity and liabilities	**8 215,9**	7 654,7

It is important to note that the 2002 figures in the annual financial statements are not necessarily comparable with the 2003 figures due to the implementation of AC133, which does not require the restatement of comparatives.

Income statement *for the year ended 31 December 2003*

	12 months 2003 Rm	9 months 2002 Rm
INCOME		
Premium income	**1 158,2**	1 188,7
Investment returns	**658,6**	(855,2)
Investment income	**406,5**	228,1
Realised and unrealised net surpluses/(deficits) on investments	**627,3**	(1 083,3)
	1 033,8	(855,2)
Transfer of investment returns attributable to investment contracts	**(375,2)**	–
Policy fees and fair value adjustment of investment contract liabilities	**21,1**	–
	1 837,9	333,5
OUTGO		
Policyholder benefits	**823,6**	963,7
Sales remuneration	**195,5**	199,3
Marketing, sales and administration expenses	**310,8**	196,9
Taxation	**21,4**	32,5
	1 351,3	1 392,4
Excess/(shortfall) of income over outgo	**486,6**	(1 058,9)
Net transfer (to)/from insurance contract liabilities	**(431,6)**	1,7
Shareholder's surplus/(deficit)	**55,0**	(1 057,2)
Analysis of shareholder's surplus/(deficit)		
Operating (deficit)/surplus	**(19,3)**	128,3
Investment returns on shareholder's funds	**93,9**	(1 152,5)
Loss on disposal of investment in international assurance operations	**–**	(1 028,9)
Domestic assets	**93,9**	(123,6)
Administration expenses	**(11,6)**	(2,8)
Taxation – current and deferred	**(8,0)**	(30,2)
Surplus/(deficit) arising during the year	**55,0**	(1 057,2)

It is important to note that the 2002 figures in the annual financial statements are not necessarily comparable with the 2003 figures due to the implementation of AC133, which does not require the restatement of comparatives.

Income statement reconciliation for the effect of AC133

	Statutory income statement reflecting AC133 separate investment contract accounting Rm	Investment contracts accounted through the balance sheet Rm	Income statement pre AC133 Rm
INCOME			
Premiums received	1 158,2	260,5	1 418,7
Gross recurring premiums	1 197,1	84,0	1 281,1
Reassurance	(139,9)	–	(139,9)
Net recurring premiums	1 057,2	84,0	1 141,2
Net single premiums	101,0	176,5	277,5
Investment returns	658,6	375,2	1 033,8
Policy fees and fair value adjustment of investment contract liabilities	21,1	–	–
	1837,9	635,7	2 452,5
OUTGO			
Policyholder benefits	823,6	607,7	1 431,3
Sales remuneration	195,5	6,1	201,6
Marketing, sales and administration expenses	310,8	–	310,8
Taxation	21,4	9,1	30,5
Capital gains tax	15,8	5,1	20,9
Retirement fund tax	5,6	4,0	9,6
EXCESS OF INCOME OVER OUTGO	486,6	12,8	478,3
Transfer to policyholder liabilities	(431,6)	8,3	(423,3)
Transfer of policy fees and fair value adjustment of investment contract liabilities	–	(21,1)	–
SHAREHOLDER'S SURPLUS	55,0	–	55,0

Report by the statutory actuary

I have conducted an actuarial valuation of the policy liabilities of Sage Life Limited, as at 31 December 2003, on bases consistent with the value of the corresponding assets. The valuation was conducted in accordance with the applicable guidelines of the Actuarial Society of South Africa for financial soundness valuations.

Based on this valuation, in my opinion, Sage Life Limited was financially sound and is likely to remain financially sound for the foreseeable future. The report, read together with the financial statements fairly presents the financial position of the Company as at 31 December 2003.

JE HENDERSON
BSc (Hons) FIA, FASSA, ASA
Statutory Actuary

16 March 2004

Statement of actuarial value of assets and liabilities

Financial soundness	12 months 31 December 2003 Rm	9 months 31 December 2002 Rm
ASSETS		
Total value of assets per balance sheet	**8 215,9**	7 654,7
Less: liabilities	**7 489,2**	6 983,0
Actuarial value of policy liabilities	**7 119,7**	6 683,5
Long-term and current liabilities per the balance sheet	**369,5**	299,5
Excess of assets over liabilities	**726,7**	671,7
Represented by		
Share capital	**9,8**	9,8
Share premium	**319,1**	319,1
Distributable reserves	**397,8**	342,8
Shareholder's funds	**726,7**	671,7
Capital adequacy requirement	**338,2**	438,1
Ratio of excess assets to capital adequacy requirement	**2,15**	1,53
The increase/(decrease) in excess assets has arisen as follows:		
Prior year excess of assets over liabilities	**671,7**	1 784,0
Net operating (deficit)/profit	**(19,3)**	128,3
Operating profit before taxation	**27,2**	105,6
Changes in valuation basis	**(46,5)**	22,7
Withdrawal assumptions	**(20,8)**	–
Expense assumptions	**(29,3)**	–
Incurred but not reported reserves	**15,6**	–
GMV reserve	**(12,0)**	–
Mortality assumptions	**–**	6,3
Aids assumptions	**–**	51,0
Expense inflation assumption	**–**	(34,6)
Shareholder's funds	**74,3**	(1 240,6)
Domestic operations excess assets – income	**52,2**	29,0
– realised gains	**6,0**	2,6
– unrealised gains/(losses)	**35,7**	(155,3)
International operations – realised losses	**–**	(1 028,9)
Expenses	**(11,6)**	(2,8)
Taxation	**(8,0)**	(30,2)
Dividends	**–**	(55,0)
Current excess of assets over liabilities	**726,7**	671,7

Notes to the statement of actuarial value of assets and liabilities

1.1 VALUATION OF ASSETS

The value of the assets was as stated in the balance sheet.

1.2 Valuation of policy liabilities

The valuation of the policy liabilities was performed using the financial soundness valuation method and was conducted in accordance with PGN104. The valuation of the policy liabilities was conducted on a basis consistent with the valuation of the assets.

The assumptions regarding future experience were based on best estimates of future experience suitably adjusted to provide margins and not to recognise profits prematurely.

The best estimates of future experience (before allowing for margins) were determined as follows

- The gross valuation rate of discount was determined based on market interest rates at the valuation date and the asset mix of the fund. Unless indicated, the gross valuation rate of discount was 11,00% (December 2002: 12,00%)
- Expense assumptions, which are reviewed on an annual basis, were set at a level consistent with those incurred in past financial years, those used in the Company's budget and management plan for 2004, and those anticipated in the future. The actual expenses incurred in the last year were higher than previously assumed, resulting in expense overruns which are not expected to reoccur Renewal expenses were assumed to inflate at 5,50% pa (December 2002: 6,75%). This was calculated as 4% lower than the rate for fixed interest securities. A change in the base expense level increased the liabilities by R29,3 million
- Mortality assumptions, which are reviewed annually (the most recent covering the period ending March 2003), were set consistent with the investigation and trends from prior years' investigations, and allow for deteriorating AIDS mortality in line with the model produced by the Actuarial Society of South Africa
- Capital disability, dread disease and income replacement plans morbidity rates were set equal to those in the premium bases
- Withdrawal rate assumptions, which are reviewed on an annual basis, were set at a level consistent with those experienced and those anticipated in the future. These were lower than those indicated in the investigation, but were consistent with the expectation of an improvement in persistency. The improvement in persistency is expected to arise due to improved customer relations and the rebranding of the Company. A change in the underlying withdrawal assumptions was made which increased the liabilities by R20,8 million
- The gross valuation rate of discount was assumed to be taxed in accordance with Section 29A of the Income Tax Act and the Tax on Retirement Annuity Funds Act. Allowance was made for capital gains tax in accordance with the Eighth schedule, of the Income Tax Act. Sage Life currently has an assessed tax loss in both individual and company policyholder tax funds. This tax loss was not fully allowed for in calculating liabilities
- The reserving for incurred but not reported claims was reviewed resulting in a decrease in the liabilities of R15,6 million

Policy liabilities were calculated as:

- Individual business where benefits are dependent on the performance of underlying investment portfolios (including SmoothBonus business) – the policyholders' fund accounts at the valuation date (allowing for vesting and non-vesting bonuses, at the rates declared following the valuation, for SmoothBonus business), reduced by the discounted present value of the excess of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses. Allowance was made for future performance at the level supported by the rate of discount, after the deduction of management charges and taxation
- Conventional business – the discounted present value of the expected future benefit payments and expense outgo less the expected future gross premiums. Allowance was made for bonuses, where applicable, at the rates declared following the valuation. The gross valuation rate of discount for conventional business was 10,50% (December 2002: 11,50%)
- Guaranteed Option business – the discounted present value of the expected future benefit payments and expense outgo. The gross valuation rate of discount was 9,05% (December 2002: 11,62%)
- Immediate annuity business – the discounted present value of the expected future annuity instalments and expense outgo. The gross valuation rate of discount was 9,50% (December 2002: 10,75%)

Notes to the statement of actuarial value of assets and liabilities *continued*

- Employee Benefits business (market-related and Deposit Administration) – the investment accounts, including vesting and non-vesting bonuses at the rates declared following the valuation. For Deposit Administration business, this was reduced by the discounted present value of the difference between management fees and expected future expenses, but subject to a minimum of 95% of the investment accounts
- For certain minor classes of business, liabilities were determined by using approximate valuation methods

The policy liabilities were increased to allow for the policy guarantees in terms of PGN110, which resulted in an increase of R12,0 million.

The liabilities allow for planned margins as prescribed in PGN104 and the assumptions above exclude all margins.

In addition, for the Harmony and Opticover classes of business negative rand reserves were eliminated.

Second-tier margins were included reflecting mainly the excess of capital charges over the prescribed investment margin of 0,30% for certain market-related policies, and for Universal life and OptiCover policies, surrender amounts were increased by 10% at commencement, reducing to zero at maturity. These margins will be released as operating profits over the term of the policies.

No allowance was made for management action in calculating the financial soundness liabilities. For example, Sage Life has the option to increase mortality charges, in the event of deterioration in mortality experience, and expense charges on certain classes of market-related business.

1.3 Capital adequacy requirements

The capital adequacy requirements were calculated in accordance with PGN104.

The following main assumptions were used to calculate the investment resilience capital adequacy requirement:

- A decline of 30% in equity asset values, 15% in property values and 16% in fixed interest asset values (as a result of a 3% increase in fixed interest yields) would occur
- That 50% of the above fall will be passed onto policyholders by the reduction of bonuses. This reduces the OCAR by R93,7 million and the capital adequacy requirement by R36,8 million

I certify that the off-setting management actions assumed above have been approved by specific resolution by the Board of directors and that I am satisfied that these actions will be taken if the corresponding risks materialise.

For the purposes of grossing up the intermediate ordinary capital adequacy requirement it was assumed that 100% of the assets backing the requirement will be invested in equities.

The termination capital adequacy requirement (R338,2 million) exceeded the ordinary capital adequacy requirement (R281,3 million), and thus the capital adequacy requirement has been based on the termination capital adequacy requirement.

2. EMBEDDED VALUE

2.1 Introduction

The embedded value is determined by adding to the excess of the assets over the financial soundness liabilities, the present value of the expected future after tax profits likely to arise from business already written, net of the cost of capital held in relation to the business.

The cost of capital held in relation to the business is the present value of the difference between the risk discount rate and the expected investment return, which will be earned on the capital adequacy requirement over the life of the in-force business.

Allowance has been made for the value of future corporate expenses as from December 2003.

2.2 Embedded value of in-force business

	31 December 2003 Rm	31 December 2002 Rm
Shareholders' net assets	**702,8**	671,7
Excess of assets over liabilities	**726,7**	671,7
Value of future corporate expenses	**(23,9)**	–
Value of future profits	**639,1**	660,1
Value of the life business in-force	**660,0**	684,3
Cost of capital	**(20,9)**	(24,2)
Embedded value	**1 341,9**	1 331,8
Risk discount rate	**11,50%**	12,75%

2.3 Value of new business

The value of new business is the value at the point of sale of business sold during the period.

	12 months 31 December 2003 Rm	9 months 31 December 2002 Rm
Value of future profits	**20,3**	42,4
Cost of capital	**(3,6)**	(2,1)
Value of new business	**16,7**	40,3

	31 December 2003		31 December 2002	
New business premiums	**Recurring Rm**	**Single Rm**	Recurring Rm	Single Rm
Individual business	**237,4**	**215,8**	234,4	288,1
– automatic increases	**(75,3)**	**–**	(52,1)	–
Employee benefits business	**64,1**	**61,4**	65,7	72,6
– automatic increases	**(38,2)**	–	(26,7)	–
New premiums included	**188,0**	**277,2**	221,3	360,7
Excluded new premiums				
Individual Bermuda branch	**–**	**4,5**	–	246,4
Automatic increases	**113,5**	–	78,8	–
Total new premiums	**301,5**	**281,7**	300,1	607,1
Premiums included as recurring plus 10% of single premium		**215,7**		257,4
Margin		**7,7%**		15,7%

The reduction in margin is primarily due to the increase in the sales remuneration expense allowance based on historical experience and to changes in the mix of business.

Notes to the statement of actuarial value of assets and liabilities *continued*

2.4 Analysis of embedded value movement

	12 months 31 December 2003 Rm	9 months 31 December 2002 Rm
Embedded value at end of period	1 341,9	1 331,8
Dividend declared	–	55,0
Embedded value at start of period	(1 331,8)	(2 528,0)
Embedded value earnings	10,1	(1 141,2)
Components of Embedded value earnings		
New business	16,7	40,3
Expected return	89,3	91,1
Operating experience variations	(90,6)	(32,6)
– investment return	(16,0)	(61,0)
gross	138,2	66,5
capitalised changes	(154,2)	(127,5)
– non-recurring expenses	(61,4)	–
– other	(13,2)	28,4
Operating assumption changes	(107,4)	(135,5)
	(92,0)	(36,7)
Return on shareholder's funds	74,3	(1 185,5)
Domestic operations – income	52,2	29,1
– capital gains/(losses)	41,7	(152,6)
International operations	–	(1 028,9)
Taxation and expenses	(19,6)	(33,1)
Future corporate expenses	(23,9)	–
Change in Shareholder's rate	51,7	81,0
	102,1	(1 104,5)
Embedded value earnings	10,1	(1 141,2)

The non-recurring expenses arose mainly from low new business volumes.

The operating experience variation (excluding investment return) of negative R13,2 million arose mainly from greater expenses and withdrawals than those assumed.

The operating assumption changes of negative R107,4 million are in respect of the change in base expenses, withdrawals and the addition of the guarantee reserve.

The future corporate expenses were determined assuming that there will be a reduction from the current year's expenses over the next five years.

2.5 Sensitivity to risk discount rate and other assumptions

	Value of in-force business Rm	Change Rm	Value of new business Rm	Change Rm
Base value	**639,1**		**16,7**	
Risk discount rate increases by 1% to 12,50%[1]	584,1	(55,0)	9,8	(6,9)
Risk discount rate decreases by 1% to 10,50%[2]	701,3	62,2	24,4	7,7
Withdrawal rates increase by 10%	602,5	(36,6)	10,5	(6,2)
Renewal expenses increase by 10%	606,4	(32,7)	13,7	(3,0)
Expense inflation increases from 5,50% to 6,50%	621,8	(17,3)	14,8	(1,9)
Mortality & morbidity experience deteriorates by 10% (see comment below)	501,5	(137,6)	4,0	(12,7)
Future investment returns reduce by 1%[3]	548,9	(90,2)	10,3	(6,4)
Acquisition (other than commission) expenses increase by 10%			6,8	(9,9)
A decrease of 10% in respect of premium updates	593,7	(45,4)	11,0	(5,7)

No allowance has been made in the sensitivities for management action such as increased mortality, morbidity and/or management fees.

Shareholder's net assets are insensitive to variations in the assumptions in respect of future values. The change in cost of capital, included above, where applicable was:

(1) R14,2 million increase in respect of in-force business and R2,5 million increase for new business

(2) R15,4 million decrease in respect of in-force business and R2,7 million decrease for new business

(3) R0,8 million decrease in respect of in-force business and R0,1 million decrease for new business

2.6 Assumptions

Assumptions regarding mortality, morbidity, withdrawals, expenses, expense inflation, tax and increases in the premiums, under policies with automatic premium updates, were based on the Company's recent experience and on best estimates of future expected experience, without prescribed margins. It was assumed that no Secondary Tax on Companies will be payable in terms of Section 64B of the Income Tax Act, as Sage Life is a wholly-owned subsidiary of Sage Group.

The assumed pre-tax investment returns by major asset classes, and assumed expense inflation were:

	31 December 2003 %pa	31 December 2002 %pa
Equities	**11,50**	12,75
Property	**10,50**	11,75
Fixed interest securities	**9,50**	10,75
Cash	**7,50**	8,75
Expense inflation	**5,50**	6,75

3. INDEPENDENT REVIEW

Deloitte & Touche reviewed the overall financial soundness and embedded valuation approach. They confirmed that the calculations, assumptions, methodology used and disclosure were in accordance with applicable guidance notes (viz PGN103, PGN104, PGN105, PGN107 and PGN110) and that they were applied consistently at each valuation. Their review of the embedded value covered the methodology and assumptions underlying the calculations, the modelling changes during the period, the analysis of the change in the embedded value as well as the analysis of the actual versus expected earnings over the period. This review did not extend to the value of the assets.

Group operating management

Executive directors

Garth Griffin
Group chief executive

Janssen Davies
Chief executive, SA operations

Leon Kaplan
Group financial director

John Henderson
Executive director, actuarial, legal services and statutory actuary

Tony Singleton
Executive director, individual operations and corporate services

Marli Venter
Executive director, employee benefits

Kobus Vlok
Executive director, distribution

General management

Peter Karstel
General manager, finance

John Kransdorff
General manager, investment administration

Dirk Stofberg
General manager, investments

Angus Barker
Deputy general manager, actuarial development

Joe Bizjak
Deputy general manager, finance

Stewart Cant
Group legal adviser and company secretary

Al Dallas
Deputy general manager, investment administration

Malcolm Fletcher
Deputy general manager, group audit services

Mike Groves
Deputy general manager, actuarial services

Warwick Hamilton
Deputy general manager, employee benefits national sales

Des Kew
Deputy general manager, investment administration

Rick Maynard
Deputy general manager, corporate services

Ken Metcalf
Deputy general manager, investment administration

Mauro Predieri
Deputy general manager, sales support services

Garry Schoonbee
Deputy general manager, actuarial, product development

Linda Sepp-Davies
Deputy general manager, sales development

Dawn Silcock
Deputy general manager, actuarial, valuations

Sandra Sterling
Head, human resources

Shaan Watkins
Head, information technology & programme management

Howard Williams
Deputy general manager, individual operations

Derek Zietsman
Deputy general manager, market intelligence

Lynton Baasch
Assistant general manager, employee benefits, technical

Laurence Beder
Assistant general manager, marketing services

Manoj Gopal
Assistant general manager, finance

Darryl Green
Assistant general manager, group legal and secretarial

Richard Hall
Assistant general manager, employee benefits, claims, underwriting and risk

Erik Harkema
Risk manager, employee benefits, risk product management

Clive Harper
Assistant general manager, individual operations

Corne Heymans
Retirement funds product manager, employee benefits, retirement funds

Kallie Jansen van Vuuren
Assistant general manager, investment marketing

John King
Compliance officer, group legal, secretarial and compliance

Nombini Mehlomakulu
Assistant general manager, investor relations, Sage Group

Antoinette Smith
Assistant general manager, individual operations

Adrian Solomon
Assistant general manager, individual operations

Henri Staub
Sage Properties

Agency division

Vincent Samuel
Regional general manager, Kwazulu / Natal strategic business unit

Max Gugger
Assistant general manager, Benoni

John Garzouzie
Regional sales manager, Franchises

Teddy Goldberg
Regional sales manager, Gauteng strategic business unit

Johan Lubbe
Regional general manager, Pretoria strategic business unit

Seelan Moodliar
Regional sales manager, Metro

Broker division

Danie de Lange
Deputy general manager, broker division

Darren Braga
Assistant general manager, head – Western Cape strategic business unit

Greg Moore
Assistant general manager, head – Southern strategic business unit

Mike Redfern
Assistant general manager, head – management services & Central strategic business units

Theresia Roodman
Provincial manager, Northern strategic business unit

Unit Trusts

Rainer Orth
National marketing manager – institutional sales

Sage Group Limited

Notice of annual general meeting: 10 May 2004

Notice is hereby given that the thirty second annual general meeting of Sage Group Limited will be held on the 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg on Monday, 10 May 2004 at 10:00 for the following purposes:

1 To receive and consider the annual financial statements and the report of the auditors for the year ended 31 December 2003.

2 To approve the appointment of all the directors set out in ordinary resolution number 3 by a single resolution.

3 To re-elect as directors of the company Adv T van Wyk and Messrs L Kaplan, BA Myerson, JA Treger, AF van Biljon, CL van Wyk, and FJ Visser. A brief curriculum vitae for each director is shown on pages 6 to 9.

4 To ratify the directors' fees for the period 1January 2004 to 31 May 2004 (R60 000 per annum for the chairman and R30 000 per annum for the other members), and to determine the directors' fees for the period to 31 May 2005 (proposed as R63 000 per annum for the chairman and R31 500 per annum for the other members).

5 To authorise the directors to determine the remuneration of the independent auditors for the past year.

6 Share Capital: waiver of rights – pre-emptive issues.

To approve the following ordinary resolutions:

6.1 That the issued shares of the Company be and are hereby placed under the control of the directors of the Company to allot or issue such shares, subject to the provisions of the Companies Act in South Africa, ("Companies Act") and the requirements of the JSE Securities Exchange, South Africa, ("the JSE") as they shall deem fit.

6.2 That the directors of the Company be and they are hereby authorised to issue ordinary shares of one cent each for cash, subject to the following restrictions in terms of the Listing Requirements of the JSE, such authority to terminate at the next annual general meeting of the Company:

- the equity securities must be issued to public shareholders, as defined in paragraph 4.25 to 4.27 of the Listings Requirements, and not to related parties;
- securities which are the subject of general issues for cash:
  - in the aggregate in any one financial year may not exceed 15% of the applicant's relevant number of equity securities in issue of that class;
  - of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;
  - as regards the number of securities which may be issued (the 15% number), shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application:
    - less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year;
    - plus any securities of that class to be issued pursuant to:
      (a) a rights issue which has been announced, is irrevocable and is fully underwritten; or
      (b) an acquisition which has had final terms announced may be included as though they were securities in issue at the date of application; and
- the maximum discount at which equity securities may be issued is 10% of the weighted average traded price of such equity securities measured over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company.

The approval of a 75% majority of votes cast by the shareholders present or represented by proxy is required to approve this ordinary resolution number 6.2.

7 To transact such other business as may be transacted at an annual general meeting.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares with "own-name" registration may attend the meeting in person or must lodge their completed proxy forms with the Company's transfer secretaries or at the registered office of the Company not less than 24 hours before the time fixed for the holding of the meeting, excluding Saturday, Sunday or public holidays.

All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker (other than those shareholders who have elected to dematerialise their shares with "own-name" registration) and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the Company or transfer secretaries of this instruction not less than 24 hours before the time fixed for the holding of the meeting.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the Company's transfer secretaries or at the registered office of the Company not less than 24 hours before the time fixed for the holding of the meeting.

By order of the Board

C. S. Cant

C S Cant
Secretary
24 March 2004

Registered office

11th Floor Sage Centre
10 Fraser Street Johannesburg 2001
P O Box 7755 Johannesburg 2000

Transfer secretaries

Computershare
2nd Floor Edura House
41 Fox Street Johannesburg 2001
P O Box 61051 Marshalltown 2107

Sage Group Limited

Share code: SGG ISIN: ZAE 000006623

Form of proxy *for use by certificated and own-name dematerialised shareholders*

Annual general meeting to be held at 10:00 on Monday, 10 May 2004 at 11th Floor, Sage Centre, 10 Fraser Street, Johannesburg

To: The Secretary
Sage Group Limited
11th Floor Sage Centre
10 Fraser Street
Johannesburg 2001

or by post to: The Secretary
Sage Group Limited
P O Box 7755
Johannesburg 2000

or to: Computershare
2nd Floor Edura House
41 Fox Street
Johannesburg 2001

I/We ______________________________
(Name/s in block letters)

of ______________________________

being the holder/s of __________ ordinary shares in the Company do hereby appoint (see note 1):

1 ______________________________ or failing him/her,

2 ______________________________ or failing him/her,

3 the chairperson of the meeting, as my/our proxy to act for me/us at the annual general meeting which will be held on Monday, 10 May 2004 at 10:00 at 11th floor, Sage Centre, 10 Fraser Street, Johannesburg and at any adjournment thereof, as follows:

	Number of votes * (one vote per share)		
	In favour of resolution	Against resolution	Abstain from voting
1 Approval of annual financial statements			
2 Approval of the re-election of all the directors by a single resolution			
3.1 Election of director – Adv T van Wyk			
3.2 Election of director – Mr L Kaplan			
3.3 Election of director – Mr BA Myerson			
3.4 Election of director – Mr JA Treger			
3.5 Election of director – Mr AF van Biljon			
3.6 Election of director – Mr CL van Wyk			
3.7 Election of director – Mr FJ Visser			
4 Approval of directors' fees			
5 To authorise the directors to determine the independent auditors' remuneration			
6.1 Approval that the unissued share capital of the Company be placed under the control of the directors			
6.2 Waiver of pre-emptive rights in respect of a general issue of shares			

* Insert X in the appropriate block if you wish to vote all your shares in the same manner. If not, insert the number of votes in the appropriate block. If no indication is given, the proxy will vote as he/she thinks fit.

Signed at ______________________________ on ______________ 2004

Signature/s ______________________________

Assisted by me (where applicable) ______________________________

Please read the notes on the reverse side.

Notes

1 Unless a poll is demanded, a resolution may be passed on a show of hands. Should a poll be demanded, a member shall be entitled to one vote for each ordinary share held.

2 This proxy form must be signed, dated and returned so as to reach the registered office of the Company or the transfer secretaries at least 24 hours before the meeting, excluding Saturday, Sunday or public holidays. A member entitled to attend and vote at a meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a member of the Company.

3 If this form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

4 A certificated shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated shareholder's choice in the space/s provided, with or without deleting "the chairperson of the meeting", but any such deletion must be initialled by the certificated shareholder. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

5 A certificated shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the certificated shareholders' votes exercisable thereat. A certificated shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the certificated shareholder or by his proxy.

6 The completion and lodging of this form of proxy will not preclude the relevant certificated shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

7 Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairperson of the meeting.

8 Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9 Dematerialised shareholders who wish to attend the annual general meeting must request their CSDP or broker to provide them with a Letter of Representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.

Administration

Secretary and registered office

CS Cant 11th Floor Sage Centre 10 Fraser Street Johannesburg 2001

Sage Group Limited

Reg no 1970/010541/06 PO Box 7755 Johannesburg 2000

Telephone (011) 377 5555 Fax (011) 834 2107 E-mail sagegrp@icon.co.za

Sage Life Limited

Reg no 1964/004354/06 PO Box 290 Johannesburg 2000 Telphone (011) 377 5000 Fax (011) 838 5246

Website

www.sage.co.za

Transfer secretaries

Computershare Second Floor Edura House 41 Fox Street Johannesburg 2001 PO Box 61051, Marshalltown 2107

Bankers

ABSA Bank – Corporate Division

Nedbank (a division of Nedcor Bank Limited)

Joint auditors

Grant Thornton

KPMG Inc.

Sponsors

Grant Thornton Corporate Finance (Proprietary) Limited

US Depository (in respect of the Group's American Depository Receipts)

Deutsche Bank

Shareholders' diary

Announcement of December 2003 results	17 March 2004
Annual report posted	March 2004
Annual general meeting	10 May 2004
Interim report	August 2004
Financial year-end	31 December

Designed by Martha Bateman Concepts 1454